                            Management Discussion & Analysis
Management of Algonquin Power & Utilities Corp. (“APUC” or the “Company” or the “Corporation”) has prepared the following discussion and analysis to provide information to assist its shareholders’ understanding of the financial results for the three and nine months ended September 30, 2020. This Management Discussion & Analysis (“MD&A”) should be read in conjunction with APUC’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019. This MD&A should also be read in conjunction with APUC's audited consolidated financial statements for the years ended December 31, 2019 and 2018. This material is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar, and on the APUC website at www.AlgonquinPowerandUtilities.com. Additional information about APUC, including the most recent Annual Information Form (“AIF”), can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
Unless otherwise indicated, financial information provided for the three and nine months ended September 30, 2020 and 2019 has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, the Company's financial information may not be comparable with financial information of other Canadian companies that provide financial information on another basis.
All monetary amounts are in U.S. dollars, except where otherwise noted. We denote any amounts denominated in Canadian dollars with "C$" immediately prior to the stated amount.
This MD&A is based on information available to management as of November 12, 2020.

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Caution Concerning Forward-Looking Statements, Forward-Looking Information and Non-GAAP Measures
Forward-Looking Statements and Forward-Looking Information
This document may contain statements that constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but is not limited to, statements relating to: expected future growth and results of operations; liquidity, capital resources and operational requirements; rate reviews, including resulting decisions and rates and expected impacts and timing; sources of funding, including adequacy and availability of credit facilities, debt maturation and future borrowings; expectations regarding the impact of the 2019 novel coronavirus (“COVID-19”) on the Company’s business, operations, financial condition, cash flows and results of operations; expectations regarding the use of proceeds from financings; ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, financing, results, regulatory matters, in-service dates and completion dates; expectations regarding the anticipated closing of APUC's acquisitions of New York American Water (as defined herein); expectations regarding the Company's corporate development activities and the results thereof including the expected business mix between the Regulated Services Group and Renewable Energy Group; expectations regarding regulatory hearings, motions, filings and approvals; expectations regarding the resumption of normal collection procedures; expectations regarding the cost of operations, capital spending and maintenance, and the variability of those costs; expected future generation of the Company’s energy facilities; expected future tax credits, including PTCs and ITCs (each as defined herein); expected future capital investments, including expected timing, investment plans, sources of funds and impacts; expectations regarding generation availability, capacity and production; expectations regarding the outcome of existing or potential legal and contractual claims and disputes; expectations regarding the ability to access the capital market on reasonable terms; expectations regarding succession planning, executive retirement and associated costs; strategy and goals; expectations regarding the impacts of a failed restructuring by the subsidiary of Abengoa that holds the interest in AAGES; expectations regarding expense reductions; contractual obligations and other commercial commitments; environmental liabilities; dividends to shareholders; expectations regarding the maturity and redemption of APUC's outstanding subordinated notes; expectations regarding the impact of tax reforms; credit ratings; anticipated growth and emerging opportunities in APUC’s target markets; expectations regarding the release of the Company's first climate assessment report; the future impact on the Company of actual or proposed laws, regulations and rules; accounting estimates; interest rates; currency exchange rates; and commodity prices. All forward-looking information is given pursuant to the “safe harbor” provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing (including tax equity financing and self-monetization transactions for U.S. federal tax credits) on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability due to natural disasters, diseases or other force majeure events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the closing of pending acquisitions substantially in accordance with the expected timing for the same; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of observed weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a change in applicable laws, or political conditions, public policies or directions by governments, materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; favourable relations with external stakeholders; and favourable labour relations. Given the uncertainty and evolving circumstances surrounding the COVID-19 pandemic and related response from governments, regulatory authorities, businesses and customers, there is more uncertainty associated with the Corporation’s assumptions and expectations as compared to periods prior to the onset of COVID-19. For a discussion of the COVID-19 pandemic and its impact on the Company, including certain additional assumptions related to the COVID-19 pandemic, see COVID-19.

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The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters, diseases and other force majeure events; the failure of information technology infrastructure and cybersecurity; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; critical equipment breakdown or failure; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of production tax credit qualified equipment; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; compliance with new foreign laws or regulations; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; delays and cost overruns in the design and construction of projects, including as a result of COVID-19; loss of key customers; failure to realize the anticipated benefits of acquisitions or joint ventures, including Atlantica (as defined herein) or the Corporation’s joint venture with Abengoa S.A ("Abengoa"), Abengoa-Algonquin Global Energy Solutions ("AAGES"), acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica's ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external-stakeholder activism adverse to the Corporation’s interests; fluctuations in the price and liquidity of the Corporation’s common shares; and the severity and duration of the COVID-19 pandemic and its collateral consequences, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading Enterprise Risk Management in this MD&A and in the Corporation’s management discussion and analysis for the three and twelve months ended December 31, 2019 (the “Annual MD&A”), and under the heading Enterprise Risk Factors in the Corporation's most recent AIF.
Forward-looking information contained herein (including any financial outlook) is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and the reader is cautioned that such information may not be appropriate for other purposes. Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by law. All forward-looking information contained herein is qualified by these cautionary statements.
Non-GAAP Financial Measures
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (“Adjusted EBITDA”), “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales" and "Divisional Operating Profit" are used throughout this MD&A. The terms “Adjusted Net Earnings”, “Adjusted Funds from Operations”, "Adjusted EBITDA", "Net Energy Sales", "Net Utility Sales" and "Divisional Operating Profit" are not recognized measures under U.S. GAAP. There is no standardized measure of “Adjusted Net Earnings”, "Adjusted EBITDA", “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales", and "Divisional Operating Profit"; consequently, APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “Adjusted Net Earnings”, "Adjusted EBITDA", “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales", and "Divisional Operating Profit", including a reconciliation to the U.S. GAAP equivalent, where applicable, can be found throughout this MD&A.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, costs related to management succession and executive retirement, costs related to prior period adjustments due to U.S. Tax Reform (as defined herein), costs related to condemnation proceedings, gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), costs related to management succession and executive retirement, costs related to prior period adjustments due to U.S. Tax Reform, costs related to condemnation proceedings, changes in value of investments carried at fair value, and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. The Non-cash accounting charge related to the revaluation of U.S. deferred income tax assets and liabilities as a result of implementation of the effects of the Tax Cuts and Jobs Act ("U.S. Tax Reform") is adjusted as it is also considered a non-recurring item not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Net Energy Sales
Net Energy Sales is a non-GAAP measure used by investors to identify revenue after commodity costs used to generate revenue where such revenue generally increases or decreases in response to increases or decreases in the cost of the commodity used to produce that revenue. APUC uses Net Energy Sales to assess its revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through either directly or indirectly in the rates that are charged to customers. APUC believes that analysis and presentation of Net Energy Sales on this basis will enhance an investor’s understanding of the revenue generation of its businesses. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP.
Net Utility Sales
Net Utility Sales is a non-GAAP measure used by investors to identify utility revenue after commodity costs, either natural gas or electricity, where these commodity costs are generally included as a pass through in rates to its utility customers. APUC uses Net Utility Sales to assess its utility revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through and paid for by utility customers. APUC believes that analysis and presentation of Net

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Utility Sales on this basis will enhance an investor’s understanding of the revenue generation of its utility businesses. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP.
Divisional Operating Profit
Divisional Operating Profit is a non-GAAP measure. APUC uses Divisional Operating Profit to assess the operating performance of its business groups without the effects of (as applicable): depreciation and amortization expense, corporate administrative expenses, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, gain or loss on foreign exchange, earnings or loss from discontinued operations, non-service pension and post-employment costs, and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the divisional units. Divisional Operating Profit is calculated inclusive of interest, dividend and equity income earned from indirect investments, and Hypothetical Liquidation at Book Value (“HLBV”) income, which represents the value of net tax attributes earned in the period from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s divisional operating performance. Divisional Operating Profit is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP.
Capitalized terms used herein and not otherwise defined will have the meanings assigned to them in the Company's most recent AIF.
Overview and Business Strategy
APUC is incorporated under the Canada Business Corporations Act. APUC owns and operates a diversified portfolio of regulated and non-regulated generation, distribution, and transmission utility assets which are expected to deliver predictable earnings and cash flows. APUC seeks to maximize total shareholder value through real per share growth in earnings and cash flows to support a growing dividend and share price appreciation. APUC strives to achieve these results while also seeking to maintain a business risk profile consistent with its BBB flat investment grade credit ratings and a strong focus on Environmental, Social and Governance factors.
APUC’s current quarterly dividend to shareholders is $0.1551 per common share or $0.6204 per common share per annum. Based on the Bank of Canada exchange rate on November 10, 2020, the quarterly dividend is equivalent to C$0.2019 per common share or C$0.8076 per common share per annum. APUC believes its annual dividend payout allows for both an immediate return on investment for shareholders and retention of sufficient cash within APUC to fund growth opportunities. Changes in the level of dividends paid by APUC are at the discretion of the APUC Board of Directors (the “Board”), with dividend levels being reviewed periodically by the Board in the context of APUC's financial performance and growth prospects.
APUC's operations are organized across two primary business units consisting of: the Regulated Services Group, which primarily owns and operates a portfolio of regulated assets in the United States, Canada, Chile and Bermuda and the Renewable Energy Group, which primarily owns and operates a diversified portfolio of renewable generation assets.
APUC pursues investment opportunities with an objective of maintaining the current business mix between its Regulated Services Group and Renewable Energy Group and with leverage consistent with its current credit ratings1. The business mix target may from time to time require APUC to grow its Regulated Services Group or implement other strategies in order to pursue investment opportunities within its Renewable Energy Group.
The Company also undertakes development activities for both business units, working with a global reach to identify, develop, acquire, or invest in renewable power generating facilities, regulated utilities and other complementary infrastructure projects. See additional discussion in Corporate Development Activities.

1 See Treasury Risk Management -Downgrade in the Company's Credit Rating Risk in the Company's Annual MD&A

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Summary Organizational Structure
The following represents a summarized organizational chart for APUC. A more detailed description of APUC's organizational structure can be found in the most recent AIF.

Regulated Services Group
The Regulated Services Group operates a diversified portfolio of regulated utility systems throughout the United States, Canada, Chile and Bermuda serving approximately 1,073,000 customer connections (using an average of 2.5 customers per household, this translates into approximately 2,683,000 customers). The Regulated Services Group seeks to provide safe, high quality, and reliable services to its customers and to deliver stable and predictable earnings to APUC. In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group seeks to deliver continued growth in earnings through accretive acquisitions of additional utility systems.
The Regulated Services Group's regulated electrical distribution utility systems and related generation assets are located in the States of California, New Hampshire, Missouri, Kansas, Oklahoma, and Arkansas, which together serve approximately 267,000 electric customer connections. The group also owns and operates generating assets with a gross capacity of approximately 1.5 GW and has investments in generating assets with approximately 0.3 GW of net generation capacity. On November 9, 2020, with the acquisition of Ascendant Group Limited ("Ascendant"), the parent company of the Bermuda Electric Company ("BELCO"), the Regulated Services Group expanded its footprint into Bermuda and added approximately 36,000 additional customer connections. See Major Highlights for a more detailed discussion of this acquisition.
The Regulated Services Group's regulated natural gas distribution utility systems are located in the States of Georgia, Illinois, Iowa, Massachusetts, New Hampshire, Missouri, and New York, and in the Province of New Brunswick, which together serve approximately 370,000 natural gas customer connections.
The Regulated Services Group's regulated water distribution and wastewater collection utility systems are located in the States of Arizona, Arkansas, California, Illinois, Missouri, and Texas, which together serve approximately 170,000 customer connections. On October 19, 2020, with the acquisition of Empresa de Servicios Sanitarios de Los Lagos S.A. ("ESSAL"), the Regulated Services Group expanded its footprint into Chile and added approximately 230,000 additional customer connections. See Major Highlights for a more detailed discussion of this acquisition.
Renewable Energy Group
The Renewable Energy Group generates and sells electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities primarily located across the United States and Canada. The Renewable Energy Group seeks to deliver continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities.
The Renewable Energy Group directly owns and operates hydroelectric, wind, solar, and thermal facilities with a combined gross generating capacity of approximately 1.5 GW. Approximately 85% of the electrical output is sold pursuant to long term contractual arrangements which as of September 30, 2020 had a production-weighted average remaining contract life of approximately 13.0 years.

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In addition to directly owned and operated assets, APUC also holds a 44.2% interest in Atlantica Sustainable Infrastructure PLC ("Atlantica"). Atlantica owns and operates a portfolio of international clean energy and water infrastructure assets under long term contracts with a Cash Available for Distribution (CAFD) weighted average remaining contract life of approximately 18 years as of December 31, 2019.
Major Highlights
Quarterly Operating Results
APUC operating results relative to the same period last year are as follows:

(all dollar amounts in $ millions except per share information)	Three Months Ended September 30
	2020	2019	Change
Net earnings attributable to shareholders	$55.9	$115.8	(52)%
Adjusted Net Earnings[1]	$88.1	$69.2	27%
Adjusted EBITDA[1]	$197.9	$186.9	6%
Net earnings per common share	$0.09	$0.23	(61)%
Adjusted Net Earnings per common share[1]	$0.15	$0.14	7%

1	See Non-GAAP Financial Measures.
Declaration of 2020 Fourth Quarter Dividend of $0.1551 (C$0.2019) per Common Share
APUC currently targets annual growth in dividends payable to shareholders underpinned by increases in earnings and cash flow. In setting the appropriate dividend level, the Board of APUC considers the Company’s current and expected growth in earnings per share as well as a dividend payout ratio as a percentage of earnings per share and cash flow per share.
On November 12, 2020, APUC announced that the Board declared a fourth quarter 2020 dividend of $0.1551 per common share payable on January 15, 2021 to shareholders of record on December 31, 2020.
Based on the Bank of Canada exchange rate on November 10, 2020, the Canadian dollar equivalent for the fourth quarter 2020 dividend is C$0.2019 per common share.
The previous four quarter U.S and Canadian dollar equivalent dividends per common share have been as follows:

	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Total
U.S. dollar dividend	$0.1410	$0.1551	$0.1551	$0.1551	$0.6063
Canadian dollar equivalent	$0.1876	$0.2191	$0.2056	$0.2019	$0.8142
APUC Surpasses the One Million Customer Connections Milestone
Acquisition of ESSAL
On September 11, 2020, APUC entered into an agreement to acquire from Aguas Andinas S.A. its 53.5% direct and indirect participation in the water utility company ESSAL for $92.3 million. In compliance with local regulation a tender offer process was launched for the remaining shares of ESSAL. The tender offer was completed on October 14, 2020 and the settlement of the tendered shares occurred on October 19, 2020, resulting in APUC acquiring approximately 94% of the outstanding shares of ESSAL for an aggregate purchase price of $162.1 million. The remaining shares are primarily owned by government related entities and are expected to remain outstanding.
ESSAL is a vertically integrated, regional water and wastewater provider with approximately 230,000 customer connections in Southern Chile. The acquisition is consistent with APUC's pillars of growth and sustainability and is expected to provide APUC with the opportunity to capitalize on its core competency of responsible utility ownership.
Acquisition of Ascendant
On November 9, 2020, APUC announced that it successfully completed its acquisition of Ascendant. Ascendant's major subsidiary, BELCO, is the sole electric utility in Bermuda, providing safe and reliable regulated electrical generation, transmission and distribution services to approximately 36,000 customer connections.
With the closing of the ESSAL and Ascendant acquisitions, the Regulated Services Group has expanded its footprint and now serves more than one million customer connections across the United States, Canada, Chile and Bermuda.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Sustainability Report and ESG Goals
On October 2, 2020, APUC released its 2020 Sustainability Report which outlines the Company’s progress towards its environmental, social and governance ("ESG") goals and demonstrates its ongoing commitment to delivering mission-critical services and renewable energy solutions. The 2020 Sustainability Report enhances the Company's ESG disclosure to provide transparency and a higher level of detail around priority ESG issues for the Company's stakeholders. The Company expects to release in the fourth quarter of 2020 its first ever climate assessment report in response to guidelines established by the Financial Stability Board's Task Force on Climate-Related Financial Disclosures.
Issuance of $600 Million of Green Senior Unsecured Notes
On September 23, 2020, the Regulated Services Group, through its financing affiliate Liberty Utilities Finance GP1, completed an inaugural offering into the U.S. 144A market with the issuance of $600.0 million of green senior unsecured notes bearing interest at 2.050% and having a maturity date of September 15, 2030. The net proceeds from the offering of the Notes will be used to finance or refinance wind energy projects and other eligible green investments (see Long Term Debt).
Completion of Great Bay II Solar Project
On August 13, 2020, the Renewable Energy Group's 43 MW Great Bay II Solar Facility, located in southern Maryland, achieved full commercial operations (“COD”). The Great Bay II Solar Facility is the Renewable Energy Group’s fifth solar generating facility and is expected to generate approximately 72.9 GW-hrs of energy per year with the majority of output being sold through a long-term financial hedge.
Completion of Sugar Creek Wind Project
On November 9, 2020, the Renewable Energy Group's 202 MW Sugar Creek Wind Facility, located in Logan County, Illinois, achieved COD. The Sugar Creek Wind Facility is the Renewable Energy Group's 13th wind powered electric generating facility and is expected to generate approximately 708.2 GW-hrs of energy per year with the majority of output being sold through a long-term financial hedge. Renewable Energy Credits ("REC") from the facility will be sold under long-term contracts to utilities in the state.
COVID-19
As an operator of electric, water and gas utility systems and a generator of electricity, the Company provides essential services to communities throughout North America. The Company has ensured that these utility services have continued uninterrupted since the onset of the public health measures taken to address the COVID-19 pandemic.
The Company holds the health, safety and well-being of its employees, customers and the communities in which it operates as a top priority. We are continuing to employ operational measures intended to protect the health and safety of our employees and customers and limit the risk of exposure to COVID-19. Some of the measures implemented include (i) restricted business travel, (ii) “work from home” policies where possible, (iii) physical distancing requirements between employees, customers, and the general public, (iv) restricted visitor interactions, including closure of local customer facing offices, (v) wide spread adoption of virtual meeting technology, (vi) precautions with respect to employee and facility hygiene, and (vii) supplying customer-facing and other front-line employees with personal protective equipment.
Currently we are operating with approximately 65% of our workforce working remotely. As we continue to monitor the effects of COVID-19 closely, we have formed a re-mobilization task force to develop a phased framework for returning employees back into the office environment only as and when it is safe to do so. The task force is assessing each work location for readiness and implementing additional safety protocols to support re-entry activities where necessary.
Impact of COVID-19 on Operating Results
The COVID-19 pandemic and resulting business suspensions and shutdowns have changed consumption patterns of residential, commercial and industrial customers across all three modalities of utility services, including decreased consumption among certain commercial and industrial customers. Primarily as a result of the decreased demand, total Divisional Operating Profit of the Regulated Services Group for the three and nine months ended September 30, 2020, has decreased by approximately $4.2 million and $14.0 million as compared to the same periods in the prior year and represents a reduction of approximately $0.01 and $0.02 on Adjusted Net Earnings per share2 (see Non-GAAP Financial Measures). For the three and nine months ended September 30, 2020, the Renewable Energy Group's results were not adversely impacted by the pandemic, due to a largely contracted and diversified generation fleet.
Accounts Receivable Collections and Bad Debt Expense
In response to COVID-19, and consistent with most utility companies in North America, the Company temporarily suspended disconnection activities for non-payment, waived late payment charges and suspended collection activities for
2 The impacts of COVID-19 were estimated by normalizing sales in both periods for changes in weather and attributing the remaining variances to COVID-19.

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overdue customer accounts across its utility service territories in the second quarter of 2020. As at September 30, 2020, these measures have resulted in collection delays which has increased accounts receivable greater than 60 days overdue to approximately 18% of total accounts receivable, compared to 11% as at September 30, 2019.
Beginning in July 2020, the Company has started to resume normal collection procedures in several jurisdictions, including disconnection for non-payment. The Company expects to expand normal collection procedures in other jurisdictions based on the guidance provided by the relevant regulatory authorities. The Company is also proactively contacting customers with arrears to make arrangements in order to minimize disconnecting customers for non-payment and bad debt.
Cost containment strategies
In response to both the unfavourable weather variance experienced in the first quarter of 2020 and the impacts from COVID-19, the Company began implementing cost containment strategies that would not impact safe and reliable delivery of utility services to customers. For the nine months ended September 30, 2020, the Company was able to achieve approximately $18.0 million in cost savings. The Company expects to achieve further expense reductions of between $5.0 million and $10.0 million in the last three months of 2020.
Regulated Mechanisms in Response to COVID-19
The Regulated Services Group is seeking recovery of incremental impacts related to COVID-19 in all of its regulatory jurisdictions. 10 of our regulatory jurisdictions already have mechanisms in place or have approved accounting orders for the recording and tracking of such incremental impacts. In jurisdictions where such mechanisms are not already in place, the Regulated Services Group is in the process of seeking approval for such mechanisms, as needed.
Major Project Construction
In each of the jurisdictions where the Company's major renewable energy construction projects are located, construction of new renewable energy generation has been considered an essential activity exempt from government-mandated business shutdowns. As a result, construction activities have proceeded at all of the Company's major renewable energy construction projects throughout the COVID-19 pandemic.
As previously disclosed, the Company has received force majeure or similar notices from suppliers and/or contractors for all of its major renewable energy construction projects. Certain manufacturing, transportation and delivery delays have occurred, and similar future disruptions are possible due to COVID-19, however the anticipated placed-in-service dates for the Company’s major renewable energy construction projects have not been materially impacted by COVID-19 to date. Additionally, in the second quarter of 2020, the U.S. Internal Revenue Service (the “IRS”) extended by one year the “continuity safe harbor” deadline by which wind and solar projects must be placed in service to qualify for the maximum permissible U.S. federal production tax credit (“PTC”) and investment tax credit (“ITC”), respectively. The Company expects that all of its U.S. wind and solar projects currently under construction will qualify for the maximum PTC and ITC, respectively.
Potential Future Impacts of COVID-19 on the Company in 2020
The Company’s business, financial condition, cash flows and results of operations are subject to actual and potential future impacts resulting from COVID-19, the full extent of which are not currently known. The extent of the future impact of the COVID-19 pandemic on the Company will depend on, among other things, the duration of the pandemic, the extent of the related public health response measures taken in response to the pandemic and the Company's efforts to mitigate the impact on its operations.
Change in customer demand
APUC operates utility systems across 16 regulatory jurisdictions delivering electric, natural gas, water and waste water services to residential, commercial and industrial customers in the areas it serves. The COVID-19 pandemic and resulting business suspensions and shutdowns have changed consumption patterns of residential, commercial and industrial customers across all three modalities of utility services, including decreased consumption among certain commercial and industrial customers. Further, different regulatory jurisdictions provide different mechanisms to allow utilities to adapt to changes in demand including decoupling on a total revenue basis, decoupling on a weather adjusted basis, and fixed fee components in rates.
APUC has seen the impacts on consumption patterns reduce from their early peaks as the economy has started to re-open.
Since the length of the pandemic, any longer term economic impacts, and how these may change consumption for residential, commercial and industrial customers is not known, the actual impacts on the Company’s operations for the balance of 2020 and into 2021 are not known at this time.
For a discussion of additional risks the Company faces related to COVID-19 please refer to Enterprise Risk Management.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	9

2020 Third Quarter Results From Operations

Key Financial Information	Three Months Ended September 30
(all dollar amounts in $ millions except per share information)	2020	2019
Revenue	$376.1	$365.6
Net earnings attributable to shareholders	55.9	115.8
Cash provided by operating activities	121.4	188.1
Adjusted Net Earnings[1]	88.1	69.2
Adjusted EBITDA[1]	197.9	186.9
Adjusted Funds from Operations[1]	148.0	120.1
Dividends declared to common shareholders	92.8	70.4
Weighted average number of common shares outstanding	585,403,736	495,912,305
Per share
Basic net earnings	$0.09	$0.23
Diluted net earnings	$0.09	$0.23
Adjusted Net Earnings[1,2]	$0.15	$0.14
Dividends declared to common shareholders	$0.16	$0.14

1	See Non-GAAP Financial Measures.
2	APUC uses per share Adjusted Net Earnings to enhance assessment and understanding of the performance of APUC.
For the three months ended September 30, 2020, APUC experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7510 as compared to 0.7572 in the same period in 2019. As such, any quarter over quarter variance in revenue or expenses, in local currency, at any of APUC’s Canadian entities is affected by a change in the average exchange rate upon conversion to APUC’s reporting currency.
For the three months ended September 30, 2020, APUC reported total revenue of $376.1 million as compared to $365.6 million during the same period in 2019, an increase of $10.5 million or 2.9%. The major factors impacting APUC's revenue in the three months ended September 30, 2020 as compared to the corresponding period in 2019 are set out as follows:

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	10

(all dollar amounts in $ millions)	Three Months Ended September 30
Comparative Prior Period Revenue	$365.6
REGULATED SERVICES GROUP
Existing Facilities
Electricity: Decrease is primarily due to lower pass through commodity costs and lower consumption driven by 20% fewer cooling degree days in the Midwest as compared to the same period in the prior year.	(10.2)
Gas: An increase in the Gas System Enhancement Plan ("GSEP") mechanism revenue at the New England Gas System was offset by the positive effect in 2019 of a one-time decoupling adjustment as well as lower cost of gas at the EnergyNorth Gas System.	—
Water: Increase is primarily due to higher pass through commodity costs at the Litchfield Park, Midstates and White Hall Water Systems.	1.1
Other	0.3
(8.8)
New Facilities
Gas: Acquisitions of New Brunswick Gas (October 2019) and St. Lawrence Gas (November 2019).	8.9
8.9
Rate Reviews
Electricity: Implementation of new rates effective January 2019 at the CalPeco Electric System and an increase in rates as a result of adding the Turquoise Solar Facility to its rate base as well as the implementation of temporary rates at the Granite State Electric System.	11.1
Water: Decrease is due to a true up in interim rates with the 2019 general rate review at the Park Water System.	(0.5)
10.6

Estimated Impact of COVID-19[1]	(4.0)

RENEWABLE ENERGY GROUP
Existing Facilities
Hydro: Increase is primarily due to higher production in the Quebec Region, partially offset by unfavourable pricing in the Western Region.	0.6
Wind Canada: Increase is primarily due to higher production.	0.7
Wind U.S.: Increase is primarily due to favourable energy pricing, partially offset by lower overall production.	0.3
Solar: Decrease is primarily due to lower production.	(0.3)
Thermal: Increase is primarily due to higher production at the Sanger Thermal Facility, partially offset by lower REC revenue at the Windsor Locks Thermal Facility.	0.4
Other	0.6
2.3
New Facilities
Solar: Great Bay II Solar Facility achieved full COD in August 2020.	1.7
1.7
Foreign Exchange	(0.2)
Current Period Revenue	$376.1

1	The impacts of COVID-19 were estimated by normalizing sales in both periods for changes in weather and attributing the remaining variances to COVID-19.
A more detailed discussion of these factors is presented within the business unit analysis.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

For the three months ended September 30, 2020, net earnings attributable to shareholders totaled $55.9 million as compared to $115.8 million during the same period in 2019, a decrease of $59.8 million or 51.7%. The decrease was due to a $87.8 million change in fair value of investments carried at fair value, a $15.1 million decrease in gains from derivative instruments, an $11.2 million increase in other net losses, a $5.0 million decrease in interest, dividend, equity and other income, and a $5.7 million increase in depreciation and amortization expenses. These items were partially offset by a $15.4 million increase in earnings from operating facilities, a $2.6 million decrease in pension and post-employment non-service costs, a $0.1 million decrease in interest expense, a $1.1 million decrease in administrative expenses, a $4.1 million increase in net effect of non-controlling interests, and a $41.7 million decrease in income tax expense (tax explanations are discussed in APUC: Corporate and Other Expenses) as compared to the same period in 2019.
During the three months ended September 30, 2020, cash provided by operating activities totaled $121.4 million as compared to $188.1 million during the same period in 2019, a decrease of $66.7 million. During the three months ended September 30, 2020, Adjusted Funds from Operations totaled $148.0 million as compared to Adjusted Funds from Operations of $120.1 million during the same period in 2019, an increase of $27.9 million (see Non-GAAP Financial Measures).
During the three months ended September 30, 2020, Adjusted EBITDA totaled $197.9 million as compared to $186.9 million during the same period in 2019, an increase of $11.0 million or 5.9%. A more detailed analysis of these factors is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Non-GAAP Financial Measures).
2020 Year-to-Date Results From Operations

Key Financial Information	Nine Months Ended September 30
(all dollar amounts in $ millions except per share information)	2020	2019
Revenue	$1,184.7	$1,186.4
Net earnings attributable to shareholders	278.3	358.8
Cash provided by operating activities	331.2	443.8
Adjusted Net Earnings[1]	238.9	217.7
Adjusted EBITDA[1]	616.3	608.3
Adjusted Funds from Operations[1]	421.0	422.1
Dividends declared to common shareholders	251.3	203.5
Weighted average number of common shares outstanding	547,031,170	493,192,919
Per share
Basic net earnings	$0.50	$0.71
Diluted net earnings	$0.49	$0.71
Adjusted Net Earnings[1,2]	$0.43	$0.43
Dividends declared to common shareholders	$0.45	$0.41
	As at
	September 30, 2020	December 31, 2019
Total assets	11,739.9	10,911.5
Long term debt[3]	3,978.0	3,932.2

1	See Non-GAAP Financial Measures.
2	APUC uses per share Adjusted Net Earnings to enhance assessment and understanding of the performance of APUC.
3	Includes current and long-term portion of debt and convertible debentures per the financial statements.
For the nine months ended September 30, 2020, APUC experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7386 as compared to 0.7524 in the same period in 2019. As such, any year-over-year variance in revenue or expenses, in local currency, at any of APUC’s Canadian entities is affected by a change in the average exchange rate upon conversion to APUC’s reporting currency.
For the nine months ended September 30, 2020, APUC reported total revenue of $1,184.7 million as compared to $1,186.4 million during the same period in 2019, a decrease of $1.7 million or 0.1%. The major factors resulting in the decrease in APUC revenue for the nine months ended September 30, 2020 as compared to the corresponding period in 2019 are set out as follows:

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

(all dollar amounts in $ millions)	Nine Months Ended September 30
Comparative Prior Period Revenue	$1,186.4
REGULATED SERVICES GROUP
Existing Facilities
Electricity: Decrease is primarily due to lower consumption driven by 1% fewer heating degree days and 16% fewer cooling degree days in the Midwest as compared to the same period in the prior year.	(42.6)
Gas: Decrease is primarily due to lower pass through commodity costs.	(35.3)
Water: Increase is primarily due to higher pass through commodity costs at the Park Water, Litchfield Park and White Hall Water Systems.	3.2
Other	0.2
(74.5)
New Facilities
Gas: Acquisitions of New Brunswick Gas (October 2019) and St. Lawrence Gas (November 2019).	62.6
62.6
Rate Reviews
Electricity: Implementation of new rates effective January 2019 at the CalPeco Electric System and an increase in rates as a result of adding the Turquoise Solar Facility to its rate base as well as the implementation of temporary rates at the Granite State Electric System.	15.7
Water: Implementation of interim rates at the Park Water System, partially offset by a true up in interim rates with the 2019 general rate review at the Park Water System.	0.7
16.4

Estimated Impact of COVID-19[1]	(15.0)

RENEWABLE ENERGY GROUP
Existing Facilities
Hydro: Decrease is primarily due to overall lower production as well as unfavourable pricing in the Western Region.	(1.8)
Wind Canada: Increase is primarily due to higher production as well as the addition of the Amherst Island Wind Facility which was previously accounted for as an equity investment before the Company acquired the remaining 50% and began consolidating in April 2019.	10.0
Wind U.S.: Increase is primarily due to favourable energy and RECs pricing, partially offset by lower overall production.	1.7
Solar: Decrease is primarily due to lower production.	(0.2)
Thermal: Decrease is primarily due to unfavourable capacity pricing and lower revenue from RECs at the Windsor Locks Thermal Facility as well as lower production at the Sanger Thermal Facility.	(3.7)
Other	1.4
7.4
New Facilities
Solar: Great Bay II Solar Facility achieved full COD in August 2020.	2.6
2.6
Foreign Exchange	(1.2)

Current Period Revenue	$1,184.7

1	The impacts of COVID-19 were estimated by normalizing sales in both periods for changes in weather and attributing the remaining variances to COVID-19.
A more detailed discussion of these factors is presented within the business unit analysis.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	13

For the nine months ended September 30, 2020, net earnings attributable to shareholders totaled $278.3 million as compared to $358.8 million during the same period in 2019, a decrease of $80.5 million. The decrease was due to a $84.3 million change in fair value of investments carried at fair value, a $19.5 million increase in depreciation and amortization expenses, a $5.5 million increase in administration charges, a $16.4 million decrease in interest, dividend, equity and other income, a $30.7 million increase in other net losses, a $2.5 million increase in interest expense, and a $13.9 million decrease in gains from derivative instruments. These items were partially offset by a $30.7 million increase in earnings from operating facilities, a $5.7 million increase in foreign exchange gains, a $0.7 million decrease in pension and post-employment non-service costs, an $11.2 million increase in net effect of non-controlling interests, and a $44.1 million decrease in income tax expense (tax explanations are discussed in APUC: Corporate and Other Expenses).
During the nine months ended September 30, 2020, cash provided by operating activities totaled $331.2 million as compared to $443.8 million during the same period in 2019. During the nine months ended September 30, 2020, Adjusted Funds from Operations totaled $421.0 million as compared to $422.1 million the same period in 2019, a decrease of $1.1 million (see Non-GAAP Financial Measures).
During the nine months ended September 30, 2020, Adjusted EBITDA totaled $616.3 million as compared to $608.3 million during the same period in 2019, an increase of $8.0 million or 1.3%. A detailed analysis of this variance is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Non-GAAP Financial Measures).

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2020 Adjusted EBITDA Summary
Adjusted EBITDA (see Non-GAAP Financial Measures) for the three months ended September 30, 2020 totaled $197.9 million as compared to $186.9 million during the same period in 2019, an increase of $11.0 million or 5.9%. Adjusted EBITDA for the nine months ended September 30, 2020 totaled $616.3 million as compared to $608.3 million during the same period in 2019, an increase of $8.0 million or 1.3%. The breakdown of Adjusted EBITDA by the Company's main operating segments and a summary of changes are shown below.

Adjusted EBITDA by business units	Three Months Ended September 30		Nine Months Ended September 30
(all dollar amounts in $ millions)	2020	2019	2020	2019
Regulated Services Group Operating Profit	$145.6	$135.3	$428.6	$406.1
Renewable Energy Group Operating Profit	65.6	65.9	233.8	242.6
Administrative Expenses	(13.8)	(14.9)	(47.1)	(41.6)
Other Income & Expenses	0.5	0.6	1.0	1.2
Total APUC Adjusted EBITDA	$197.9	$186.9	$616.3	$608.3
Change in Adjusted EBITDA ($)	$11.0		$8.0
Change in Adjusted EBITDA (%)	5.9%		1.3%

Change in Adjusted EBITDA	Three Months Ended September 30, 2020
(all dollar amounts in $ millions)	Regulated Services	Renewable Energy	Corporate	Total
Prior period balances	$135.3	$65.9	$(14.3)	$186.9
Existing Facilities and Investments	3.3	(1.6)	(0.1)	1.6
New Facilities and Investments	0.6	1.6	—	2.2
Rate Reviews	10.6	—	—	10.6
Estimated Impact of COVID-19[1]	(4.2)	—	—	(4.2)
Foreign Exchange Impact	—	(0.3)	—	(0.3)
Administrative Expenses	—	—	1.1	1.1
Total change during the period	$10.3	$(0.3)	$1.0	$11.0
Current period balances	$145.6	$65.6	$(13.3)	$197.9

Change in Adjusted EBITDA	Nine Months Ended September 30, 2020
(all dollar amounts in $ millions)	Regulated Services	Renewable Energy	Corporate	Total
Prior period balances	$406.1	$242.6	$(40.4)	$608.3
Existing Facilities and Investments	0.8	(12.4)	(0.1)	(11.7)
New Facilities and Investments	19.3	2.5	—	21.8
Rate Reviews	16.4	—	—	16.4
Estimated Impact of COVID-19[1]	(14.0)	—	—	(14.0)
Foreign Exchange Impact	—	1.1	—	1.1
Administrative Expenses	—	—	(5.6)	(5.6)
Total change during the period	$22.5	$(8.8)	$(5.7)	$8.0
Current period balances	$428.6	$233.8	$(46.1)	$616.3

1	The impacts of COVID-19 were estimated by normalizing sales in both periods for changes in weather and attributing the remaining variances to COVID-19.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	15

REGULATED SERVICES GROUP
The Regulated Services Group operates rate-regulated utilities that as of September 30, 2020 provided distribution services to approximately 807,000 customer connections in the natural gas, electric, and water and wastewater sectors which is an increase of approximately 35,000 customer connections as compared to the prior year. On October 1, 2019, with the acquisition of the New Brunswick Gas System, the Regulated Services Group expanded its footprint into Canada and added an additional 12,000 customer connections. On November 1, 2019, with the acquisition of the St. Lawrence Gas System, the Regulated Services Group added an additional 17,000 customer connections in New York State. Subsequent to quarter end on October 19, 2020, the Regulated Services Group expanded its footprint into Chile and added approximately 230,000 additional customer connections with the acquisition of the ESSAL water utility and on November 9, 2020, with the acquisition of BELCO, the Regulated Services Group expanded its footprint into Bermuda and added approximately 36,000 additional customer connections. With the closing of the ESSAL and BELCO acquisitions subsequent to quarter end, the Regulated Services Group now serves a total of approximately 1,073,000 customer connections. The Regulated Services Group's strategy is to grow its business organically and through business development activities while using prudent acquisition criteria. The Regulated Services Group believes that its business results are maximized by building constructive regulatory and customer relationships, and enhancing customer connections in the communities in which it operates.

Utility System Type	As at September 30
	2020		2019
(all dollar amounts in $ millions)	Assets	Total Customer Connections[1]	Assets	Total Customer Connections[1]
Electricity	2,760.0	267,000	2,690.7	266,000
Natural Gas	1,426.0	370,000	1,153.7	339,000
Water and Wastewater	550.4	170,000	498.9	167,000
Other	106.2		64.1
Total	$4,842.6	807,000	$4,407.4	772,000

Accumulated Deferred Income Taxes Liability	$486.8		$450.2

1	Total Customer Connections represents the sum of all active and vacant customer connections.
The Regulated Services Group aggregates the performance of its utility operations by utility system type – electricity, natural gas, and water and wastewater systems.
The electric distribution systems are comprised of regulated electrical distribution utility systems and serve approximately 267,000 customer connections in the States of California, New Hampshire, Missouri, Kansas, Oklahoma and Arkansas, and effective November 9, 2020, approximately 36,000 additional customer connections in Bermuda
The natural gas distribution systems are comprised of regulated natural gas distribution utility systems and serve approximately 370,000 customer connections located in the States of New Hampshire, Illinois, Iowa, Missouri, Georgia, Massachusetts, and New York, and in the Province of New Brunswick.
The water and wastewater distribution systems are comprised of regulated water distribution and wastewater collection utility systems and serve approximately 170,000 customer connections located in the States of Arkansas, Arizona, California, Illinois, Missouri and Texas, and effective October 19, 2020, approximately 230,000 additional customer connections in Chile.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	16

2020 Usage Results

Electric Distribution Systems	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Average Active Electric Customer Connections For The Period
Residential	230,400	227,200	229,700	226,900
Commercial and industrial	38,300	38,100	38,200	37,900
Total Average Active Electric Customer Connections For The Period	268,700	265,300	267,900	264,800

Customer Usage (GW-hrs)
Residential	678.1	659.7	1,847.9	1,888.4
Commercial and industrial	916.7	1,094.8	2,509.7	3,012.4
Total Customer Usage (GW-hrs)	1,594.8	1,754.5	4,357.6	4,900.8
For the three months ended September 30, 2020, the electric distribution systems' usage totaled 1,594.8 GW-hrs as compared to 1,754.5 GW-hrs for the same period in 2019, a decrease of 159.7 GW-hrs or 9.1%. The decrease in electricity consumption is primarily due to load reduction due to COVID-19 related impacts and volume reduction related to weather resulting in a 20% decrease in cooling degree days at the Empire Electric System compared to the same period in the previous year.
For the nine months ended September 30, 2020, the electric distribution systems usage totaled 4,357.6 GW-hrs as compared to 4,900.8 GW-hrs for the same period in 2019, a decrease of 543.2 GW-hrs or 11.1%. The decrease in electricity consumption is primarily due to load reduction due to COVID-19 related impacts and volume reduction related to weather that resulted in 1% fewer heating degree days and 16% fewer cooling degree days compared to the same period in the prior year.

Natural Gas Distribution Systems	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Average Active Natural Gas Customer Connections For The Period
Residential	316,200	285,800	317,300	289,900
Commercial and industrial	37,100	31,200	37,700	31,800
Total Average Active Natural Gas Customer Connections For The Period	353,300	317,000	355,000	321,700

Customer Usage (MMBTU)
Residential	1,222,000	1,092,000	15,192,000	13,872,000
Commercial and industrial	1,927,000	1,475,000	12,766,000	9,707,000
Total Customer Usage (MMBTU)	3,149,000	2,567,000	27,958,000	23,579,000
For the three months ended September 30, 2020, usage at the natural gas distribution systems totaled 3,149,000 MMBTU as compared to 2,567,000 MMBTU during the same period in 2019, an increase of 582,000 MMBTU, or 22.7% primarily as a result of the acquisition of the New Brunswick Gas System and the St. Lawrence Gas System.
For the nine months ended September 30, 2020, usage at the natural gas distribution systems totaled 27,958,000 MMBTU as compared to 23,579,000 during the same period in 2019, an increase of 4,379,000 MMBTU, or 18.6% primarily as a result of the acquisition of the New Brunswick Gas System and the St. Lawrence Gas System.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	17

Water and Wastewater Distribution Systems	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Average Active Customer Connections For The Period
Wastewater customer connections	45,500	44,200	45,100	43,700
Water distribution customer connections	117,000	115,900	116,600	115,200
Total Average Active Customer Connections For The Period	162,500	160,100	161,700	158,900

Gallons Provided (millions of gallons)
Wastewater treated	633	560	1,896	1,746
Water provided	5,401	5,100	12,253	11,336
Total Gallons Provided (millions of gallons)	6,034	5,660	14,149	13,082
For the three months ended September 30, 2020, the water and wastewater distribution systems provided approximately 5,401 million gallons of water to its customers and treated approximately 633 million gallons of wastewater. This is compared to 5,100 million gallons of water provided and 560 million gallons of wastewater treated during the same period in 2019, an increase in total gallons provided of 374 million, or 6.6%. The increase is primarily due to favourable weather at the Pine Bluff, Woodson Hensley, Apple Valley, Litchfield Park and Rio Rico Water Systems.
For the nine months ended September 30, 2020, the water and wastewater distribution systems provided approximately 12,253 million gallons of water to its customers and treated approximately 1,896 million gallons of wastewater. This is compared to 11,336 million gallons of water provided and 1,746 million gallons of water treated during the same period in 2019, an increase in total gallons provided of 1,067 million, or 8.2%.
2020 Regulated Services Group Operating Results

	Three Months Ended September 30		Nine Months Ended September 30
(all dollar amounts in $ millions)	2020	2019	2020	2019
Revenue
Utility electricity sales and distribution	$218.7	$221.4	$563.0	$602.5
Less: cost of sales – electricity	(58.1)	(68.3)	(158.1)	(188.2)
Net Utility Sales - electricity[1]	160.6	153.1	404.9	414.3
Utility natural gas sales and distribution	49.2	42.1	290.8	271.3
Less: cost of sales – natural gas	(13.3)	(10.7)	(96.2)	(111.6)
Net Utility Sales - natural gas[1]	35.9	31.4	194.6	159.7
Utility water distribution & wastewater treatment sales and distribution	39.4	39.0	102.1	98.5
Less: cost of sales – water	(3.7)	(2.7)	(9.2)	(6.0)
Net Utility Sales - water distribution & wastewater treatment[1]	35.7	36.3	92.9	92.5
Gas transportation	6.1	5.1	27.0	23.8
Other revenue	3.3	2.5	9.3	6.7
Net Utility Sales[1]	241.6	228.4	728.7	697.0
Operating expenses	(98.2)	(96.6)	(311.6)	(300.6)
Other income	0.5	2.0	6.3	5.2
HLBV[2]	1.7	1.5	5.2	4.5
Divisional Operating Profit[1,3]	$145.6	$135.3	$428.6	$406.1

1	See Non-GAAP Financial Measures.
2	HLBV income represents the value of net tax attributes monetized by the Regulated Services Group in the period at the Luning and Turquoise Solar Facilities.
3	Certain prior year items have been reclassified to conform with current year presentation.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2020 Third Quarter Operating Results
For the three months ended September 30, 2020, the Regulated Services Group reported an operating profit (excluding corporate administration expenses) of $145.6 million as compared to $135.3 million for the comparable period in the prior year.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three Months Ended September 30
Prior Period Operating Profit	$135.3
Existing Facilities
Electricity: Increase is primarily due to operating cost savings at the Empire Electric System.	4.6
Gas: Decrease is primarily due to a one-time decoupling adjustment at the EnergyNorth Gas System in the prior year, partially offset by an increase in GSEP mechanism revenues at the New England Gas System.	(0.1)
Water: Decrease is primarily due to higher operating costs.	(0.2)
Other	(1.0)
3.3
New Facilities
Gas: Acquisitions of New Brunswick Gas (October 2019) and St. Lawrence Gas (November 2019).	0.6
0.6
Rate Reviews
Electricity: Implementation of new rates effective January 2019 at the CalPeco Electric System and an increase in rates as a result of adding the Turquoise Solar Facility to its rate base as well as the implementation of temporary rates at the Granite State Electric System.	11.1
Water: Decrease is due to a true up in interim rates with the 2019 general rate review at the Park Water System.	(0.5)
10.6

Estimated Impact of COVID-19[2]	(4.2)

Current Period Divisional Operating Profit[1]	$145.6

1	See Non-GAAP Financial Measures.
2	The impacts of COVID-19 were estimated by normalizing sales in both periods for changes in weather and attributing the remaining variances to COVID-19.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	19

2020 Year-to-Date Operating Results
For the nine months ended September 30, 2020, the Regulated Services Group reported an operating profit (excluding corporate administration expenses) of $428.6 million as compared to $406.1 million for the comparable period in the prior year.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Nine Months Ended September 30
Prior Period Operating Profit	$406.1
Existing Facilities
Electricity: Decrease is due to lower consumption driven by year to date fewer heating degree days and cooling degree days than the same period in the prior year. This was partially offset by operating expense savings at the Empire Electric System.	(1.9)
Gas: Increase is primarily due to lower operating costs at the EnergyNorth Gas System as well as an increase in GSEP mechanism revenues at the New England Gas System, partially offset by lower consumption driven by unfavourable weather at the Empire Gas System.	2.4
Water: Decrease is primarily due to higher operating costs.	(0.8)
Other: Increase is due to fees earned from the San Antonio Water System investment, partially offset by lower income from allowance for funds used during construction (AFUDC).	1.1
0.8
New Facilities
Gas: Acquisitions of New Brunswick Gas (October 2019) and St. Lawrence Gas (November 2019).	19.3
19.3
Rate Reviews
Electricity: Implementation of new rates effective January 2019 at the CalPeco Electric System and an increase in rates as a result of adding the Turquoise Solar Facility to its rate base as well as the implementation of temporary rates at the Granite State Electric System.	15.7
Water: Implementation of interim rates at the Park Water System, partially offset by a true up in interim rates with the 2019 general rate review at the Park Water System.	0.7
16.4

Estimated Impact of COVID-19[2]	(14.0)

Current Period Divisional Operating Profit[1]	$428.6

1	See Non-GAAP Financial Measures.
2	The impacts of COVID-19 were estimated by normalizing sales in both periods for changes in weather and attributing the remaining variances to COVID-19.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	20

Regulatory Proceedings
The following table summarizes the major regulatory proceedings currently underway within the Regulated Services Group:

Utility	State/Province	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Completed Rate Reviews
Empire Electric (Missouri System) ("Empire")	Missouri	GRC	$21.8
On July 1, 2020, the Missouri Public Service Commission ("MPSC") issued an Order on the issues in the case resulting in an increase in revenue of approximately $1.0 million based on a 9.25% ROE and on a 46% equity capital structure. In the Company's view the proposed capital structure does not appropriately reflect the equity value at risk for the utility and is estimated to have a $5.7 million annual impact on the Company's returns. Also, neither the MPSC Staff's nor the Company's proposed weather normalization mechanism were approved, which allowed the Company the option to elect the use of Plant-In-Service Accounting (see further detail below). The Office of the Public Counsel ("OPC") and the Company filed applications for rehearing on July 10, 2020. On July 23, 2020, the MPSC issued an Amended Report and Order denying both the Company and OPC's motions for rehearing. The Amended Report and Order provided clarification on the MPSC Staff's revenue requirement calculation. On July 31, 2020, second applications for rehearing were filed by OPC and the Company, which were denied on October 14, 2020. A Notice of Appeal to the Missouri Court of Appeals was filed by OPC on October 14, 2020, and on October 29, 2020, the Company filed its Notice of Appeal. The new rates, which were effective September 16, 2020, will remain in effect pending the appeals.

Peach State Gas System	Georgia	GRC	$2.9	On April 1, 2020, filed an application for an annual increase in the revenue requirement of $2.9 million. On July 30, 2020, the Georgia Public Service Commission issued a final order approving the settlement agreement the Company reached with Staff for an increase of $1.6 million. The new rates were effective August 1, 2020.
CalPeco Electric System	California	GRC	$14.9	On December 3, 2018, filed a three year application requesting a rate increase of $16.4 million ($6.7 million for 2019, $5.9 million for 2020 and $3.8 million for 2021). The requested rate increase was updated to $14.9 million over three years ($6.9 million for 2019, $4.1 million for 2020, and $3.9 million for 2021). In August 2020, the California Public Utilities Commission issued an Order approving a $5.3 million revenue increase effective January 1, 2019 and an opportunity for an additional $3.1 million and $1.8 million in base rates for 2020 and 2021, respectively. The Post Test Year Adjustment Mechanism will be used for rate recovery of the 2020 and 2021 capital investments.
Various	California	GRC	$1.0	Approval of approximately $0.7 million in rate decreases across two water utilities.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	21

Utility	State/Province	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Pending Rate Reviews
EnergyNorth Gas System	New Hampshire	GRC	$13.5	On July 31, 2020, filed an application requesting a permanent increase in annual revenue of approximately $13.5 million effective August 1, 2021, a request for a temporary increase in revenues of $6.5 million (effective October 1, 2020); and a step increase of $5.7 million annually associated with capital expenditure projects completed during the twelve months ending December 31, 2020 (effective no earlier than August 1, 2021). Increasing distribution revenues by the requested $6.5 million amount would bring annual distribution revenues to $92.3 million. On September 30, 2020, the Commission issued an Order on temporary rates, setting temporary rates at the current level of distribution rates, approving an adjustment to the Revenue Per Customer (RPC) amounts upward to allow the Company to retain the December 31, 2019 test year level of revenue received (prior to decoupling adjustments), and approving an increase in distribution revenues to $92.9 million.
Various	Various	Various	$0.1	Other pending rate review requests across one wastewater utility and one natural gas utility.
Plant-In-Service Accounting
On August 12, 2020, under Revised Statutes of Missouri Section 393.1400, Empire elected to utilize Plant-In-Service Accounting which allows electrical corporations to defer eighty-five percent of all depreciation expense and return associated with all qualifying electric plants recorded to plant-in-service on the utility’s books, commencing from the date of election. Under this legislation Empire expects the balance of the regulatory asset arising from these deferrals will be included in rate base in Empire’s next general rate proceeding.  This election will allow deferrals until December 31, 2023, at which time the MPSC has discretion to allow new deferrals for an additional five years.
Impact on Regulatory Proceedings resulting from COVID-19
The Regulated Services Group is seeking recovery of incremental impacts related to COVID-19 in all of its regulatory jurisdictions. 10 of our regulatory jurisdictions already have mechanisms in place or have approved accounting orders for the recording of and tracking of such incremental impacts. In jurisdictions where such mechanisms are not already in place, the Regulated Services Group is in the process of seeking approval for such mechanisms, as needed. The Regulated Services Group will seek recovery of the incremental impacts in future proceedings.
Regulatory Proceedings related to Acquisitions:
New York American Water
On November 20, 2019, the Company entered into an agreement to acquire American Water Works Company Inc.’s ("American Water") regulated operations in the State of New York ("New York American Water"). New York American Water is a regulated water and wastewater utility serving customers across seven counties in southeastern New York. On February 28, 2020, the Company and American Water filed a joint petition with the New York State Public Service Commission for approval of the acquisition. A procedural order was issued on July 30, 2020, setting an evidentiary hearing for December 14, 2020. The transaction is expected to close in 2021 and remains subject to regulatory approval and other closing conditions.
On November 4, 2020, the Governor of the State of New York presented proposed legislation to the New York Legislature. This new legislation proposes to, among other things, amend the utility franchise revocation process for recurring failures to provide safe and adequate service and require the New York State Public Service Commission to undertake a study to determine whether a municipal takeover of the private water system in Nassau County would provide better service to residents of Nassau County. The Company will continue to monitor this proposed legislation and its potential impacts on the Company, if any.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

RENEWABLE ENERGY GROUP

2020 Electricity Generation Performance
	Long Term Average Resource	Three Months Ended September 30		Long Term Average Resource	Nine Months Ended September 30
(Performance in GW-hrs sold)		2020	2019		2020	2019
Hydro Facilities:
Maritime Region	20.7	7.1	15.0	110.6	77.6	96.9
Quebec Region	62.3	59.6	51.5	200.7	201.2	198.1
Ontario Region	26.9	25.4	25.7	94.2	76.3	81.2
Western Region	23.8	24.4	24.3	52.4	56.2	52.2
	133.7	116.5	116.5	457.9	411.3	428.4
Canadian Wind Facilities:
St. Damase	16.9	16.8	15.5	54.2	55.0	56.2
St. Leon	87.9	89.3	83.5	308.8	308.1	291.6
Red Lily[1]	20.4	20.5	17.3	64.4	66.4	58.4
Morse	22.6	24.7	21.8	78.3	79.7	70.5
Amherst	43.2	38.2	38.3	161.9	145.7	156.4
	191.0	189.5	176.4	667.6	654.9	633.1
U.S. Wind Facilities:
Sandy Ridge	29.9	21.8	20.0	114.7	102.7	94.6
Minonk	128.7	84.5	101.0	483.9	423.4	460.9
Senate	91.7	91.5	106.7	380.4	359.6	374.9
Shady Oaks	54.5	49.8	52.5	255.1	216.7	248.1
Odell	155.1	162.0	145.2	593.8	582.5	523.2
Deerfield	96.6	88.6	82.3	378.1	366.8	358.7
	556.5	498.2	507.7	2,206.0	2,051.7	2,060.4
Solar Facilities:
Cornwall	4.8	5.1	5.5	12.5	12.8	13.2
Bakersfield	25.0	20.9	22.7	64.2	53.5	56.4
Great Bay[3]	56.2	52.1	38.4	152.6	131.3	110.0
	86.0	78.1	66.6	229.3	197.6	179.6
Renewable Energy Performance	967.2	882.3	867.2	3,560.8	3,315.5	3,301.5

Thermal Facilities:
Windsor Locks	N/A2	27.7	29.2	N/A2	88.1	87.3
Sanger	N/A2	29.3	12.0	N/A2	34.1	39.8
		57.0	41.2		122.2	127.1
Total Performance		939.3	908.4		3,437.7	3,428.6

1	APUC owns a 75% equity interest in the Red Lily Wind Facility but accounts for the facility using the equity method. The production figures represent full energy produced by the facility.
2	Natural gas fired co-generation facility.
3	The Great Bay II Solar Facility achieved partial COD in April 2020 and full COD on August 13, 2020.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	23

2020 Third Quarter Renewable Energy Group Performance
For the three months ended September 30, 2020, the Renewable Energy Group generated 939.3 GW-hrs of electricity as compared to 908.4 GW-hrs during the same period of 2019.
For the three months ended September 30, 2020, the hydro facilities generated 116.5 GW-hrs of electricity as compared to 116.5 GW-hrs produced in the same period in 2019. Electricity generated represented 87.1% of long-term average resources ("LTAR") as compared to 87.1% during the same period in 2019. During the quarter, all regions except the Western Region were below their respective LTAR.
For the three months ended September 30, 2020, the wind facilities produced 687.7 GW-hrs of electricity as compared to 684.1 GW-hrs produced in the same period in 2019, an increase of 0.5%. During the three months ended September 30, 2020, the wind facilities generated electricity equal to 92.0% of LTAR as compared to 91.5% during the same period in 2019.
For the three months ended September 30, 2020, the solar facilities generated 78.1 GW-hrs of electricity as compared to 66.6 GW-hrs of electricity in the same period in 2019, an increase of 17.3%. The increase in production is primarily due to the addition of the Great Bay II Solar Facility which achieved partial COD on April 15, 2020 and full COD on August 13, 2020. The solar facilities (excluding Great Bay II) generated electricity equal to 92.6% of LTAR as compared to 98.4% in the same period in 2019.
For the three months ended September 30, 2020, the thermal facilities generated 57.0 GW-hrs of electricity as compared to 41.2 GW-hrs of electricity during the same period in 2019. During the same period, the Windsor Locks Thermal Facility generated 102.4 billion lbs of steam as compared to 104.2 billion lbs of steam during the same period in 2019.
2020 Year-to-Date Renewable Energy Group Performance
For the nine months ended September 30, 2020, the Renewable Energy Group generated 3,437.7 GW-hrs of electricity as compared to 3,428.6 GW-hrs during the same period in 2019.
For the nine months ended September 30, 2020, the hydro facilities generated 411.3 GW-hrs of electricity as compared to 428.4 GW-hrs produced in the same period in 2019, a decrease of 4.0%. Electricity generated represented 89.8% of LTAR as compared to 93.6% during the same period in 2019.
For the nine months ended September 30, 2020, the wind facilities produced 2,706.6 GW-hrs of electricity as compared to 2,693.5 GW-hrs produced in the same period in 2019, an increase of 0.5%. During the nine months ended September 30, 2020, the wind facilities generated electricity equal to 94.2% of LTAR as compared to 93.7% during the same period in 2019.
For the nine months ended September 30, 2020, the solar facilities generated 197.6 GW-hrs of electricity as compared to 179.6 GW-hrs of electricity produced in the same period in 2019, an increase of 10.0%. The increase in production is primarily due to the addition of the Great Bay II Solar Facility which achieved partial COD on April 15, 2020 and full COD on August 13, 2020. The solar facilities (excluding Great Bay II) generated electricity equal to 90.2% of LTAR as compared to 94.8% in the same period in 2019.
For the nine months ended September 30, 2020, the thermal facilities generated 122.2 GW-hrs of electricity as compared to 127.1 GW-hrs of electricity during the same period in 2019 primarily because of lower dispatches at the Sanger Thermal Facility from weak market conditions during the first three months of 2020. For the nine months ended September 30, 2020, the Windsor Locks Thermal Facility generated 430.5 billion lbs of steam as compared to 401.7 billion lbs of steam during the same period in 2019.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	24

2020 Renewable Energy Group Operating Results
	Three Months Ended September 30		Nine Months Ended September 30
(all dollar amounts in $ millions)	2020	2019	2020	2019
Revenue[1]
Hydro	$9.2	$8.9	$29.0	$31.3
Wind	30.2	28.5	114.8	103.9
Solar	6.9	6.6	16.4	15.9
Thermal	9.7	8.8	22.1	24.8
Total Revenue	$56.0	$52.8	$182.3	$175.9
Less:
Cost of Sales - Energy[2]	(1.8)	(1.3)	(3.6)	(3.4)
Cost of Sales - Thermal	(3.2)	(2.3)	(7.9)	(9.7)
Realized loss on hedges[3]	(0.3)	—	(1.0)	(0.2)
Net Energy Sales[7]	$50.7	$49.2	$169.8	$162.6
Renewable Energy Credits[4]	2.7	2.7	8.4	7.2
Other Revenue	0.8	—	1.5	0.5
Total Net Revenue	$54.2	$51.9	$179.7	$170.3
Expenses & Other Income
Operating expenses	(18.5)	(19.7)	(56.2)	(56.0)
Dividend, interest, equity and other income[5]	19.8	23.2	66.4	83.8
HLBV income[8]	10.1	10.5	43.9	44.5
Divisional Operating Profit[6,7]	$65.6	$65.9	$233.8	$242.6

1	Many of the Renewable Energy Group's power purchase agreements ("PPAs") include annual rate increases. However, a change to the weighted average production levels resulting from higher average production from facilities that earn lower energy rates can result in a lower weighted average energy rate earned by the division as compared to the same period in the prior year.
2	Cost of Sales - Energy consists of energy purchases in the Maritime Region to manage the energy sales from the Tinker Hydro Facility which is sold to retail and industrial customers under multi-year contracts.
3	See Note 21(b)(iv) in the unaudited interim consolidated financial statements.
4	Qualifying renewable energy projects receive RECs for the generation and delivery of renewable energy to the power grid. The energy credit certificates represent proof that 1 MW-hr of electricity was generated from an eligible energy source.
5	Includes dividends received from Atlantica and related parties (see Note 6 and 13 in the unaudited interim consolidated financial statements).
6	Certain prior year items have been reclassified to conform to current year presentation.
7	See Non-GAAP Financial Measures.
8 HLBV Income and PTCs
HLBV income represents the value of net tax attributes earned by the Renewable Energy Group in the period primarily from electricity generated by certain of its U.S. wind and U.S. solar generation facilities.
PTCs are earned as wind energy is generated based on a dollar per kW-hr rate prescribed in applicable federal and state statutes. For the three and nine months ended September 30, 2020, the Renewable Energy Group's eligible facilities generated 448.4 and 1,835.0 GW-hrs representing approximately $11.2 million and $45.9 million in PTCs earned as compared to 455.2 and 1,812.3 GW-hrs representing $10.9 million and $43.5 million in PTCs earned during the same period in 2019. The majority of the PTCs have been allocated to tax equity investors to monetize the value to APUC of the PTCs and other tax attributes which are being recognized as HLBV income.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	25

2020 Third Quarter Operating Results
For the three months ended September 30, 2020, the Renewable Energy Group's facilities generated $65.6 million of operating profit as compared to $65.9 million during the same period in 2019, which represents a decrease of $0.3 million or 0.5%, excluding corporate administration expenses.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three Months Ended September 30
Prior Period Operating Profit	$65.9
Existing Facilities and Investments
Hydro	0.1
Wind Canada: Increase is primarily due to higher production, partially offset by an increase in operating costs.	0.4
Wind U.S.: Increase is primarily due to favourable energy pricing and lower operating costs partially offset by lower overall production.	1.5
Solar: Decrease is primarily due to lower HLBV income recorded in the current year.	(1.1)
Thermal: Decrease is primarily due to higher overall cost of fuel as well as lower revenue from RECs at the Windsor Locks Thermal Facility, partially offset by lower operating costs.	(0.3)
Investments: Decrease is primarily due to lower reimbursements from AAGES, partially offset by an increase in dividends from Atlantica.	(3.3)
Other: Increase is primarily due to lower expenses.	1.1
(1.6)
New Facilities and Investments
Solar: Great Bay II Solar Facility achieved full COD in August 2020.	1.6
1.6
Foreign Exchange	(0.3)
Current Period Divisional Operating Profit[1]	$65.6

1	See Non-GAAP Financial Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	26

2020 Year-to-Date Operating Results
For the nine months ended September 30, 2020, the Renewable Energy Group's facilities generated $233.8 million of operating profit as compared to $242.6 million during the same period in 2019, which represents a decrease of $8.8 million or 3.6%, excluding corporate administration expenses.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Nine Months Ended September 30
Prior Period Operating Profit	$242.6
Existing Facilities
Hydro: Decrease is primarily due to overall lower production as well as unfavourable pricing in the Western and Maritime Region.	(1.8)
Wind Canada: Increase is primarily due to higher production, partially offset by an increase in operating costs.	0.3
Wind U.S.: Increase is primarily due higher overall production at HLBV eligible sites, combined with favourable energy and RECs pricing, partially offset by lower production at the Shady Oaks Wind Facility and an increase in operating costs.	3.8
Solar: Decrease is primarily due to lower HLBV income.	(3.6)
Thermal: Decrease is primarily due to unfavourable capacity pricing and lower revenue from RECs at the Windsor Locks Thermal Facility as well as lower production at the Sanger Thermal Facility, partially offset by lower cost of fuel.	(1.2)
Investments: Decrease is primarily due to timing of a dividend received in the second quarter of 2019 related to Algonquin's investment in AYES Canada[1]	(10.9)
Other: Increase is primarily due to lower expenses.	1.0
(12.4)
New Facilities and Investments
Solar: Great Bay II Solar Facility achieved full COD in August 2020.	2.5
2.5
Foreign Exchange	1.1
Current Period Divisional Operating Profit[2]	$233.8

1	See Note 6 and 13 in the unaudited interim consolidated financial statements.
2	See Non-GAAP Financial Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	27

APUC: CORPORATE AND OTHER EXPENSES

	Three Months Ended September 30		Nine Months Ended September 30
(all dollar amounts in $ millions)	2020	2019	2020	2019
Corporate and other expenses:
Administrative expenses	$13.8	$14.9	$47.1	$41.6
Loss (gain) on foreign exchange	(0.9)	(0.9)	(5.6)	0.1
Interest expense	45.6	45.7	136.6	134.1
Depreciation and amortization	71.5	65.8	226.1	206.6
Change in value of investments carried at fair value	23.4	(64.4)	(95.7)	(180.0)
Interest, dividend, equity, and other loss (income)[1]	(0.4)	(0.4)	(1.5)	(1.3)
Pension and post-employment non-service costs	2.4	5.0	9.3	10.0
Other net losses	16.9	5.7	44.8	14.1
Gain on derivative financial instruments	(0.3)	(15.4)	(1.7)	(15.6)
Income tax expense (recovery)	(19.7)	22.0	13.5	57.6

1	Excludes loss (income) directly pertaining to the Regulated Services and Renewable Energy Groups (disclosed in the relevant sections).
2020 Third Quarter Corporate and Other Expenses
For the three months ended September 30, 2020, administrative expenses totaled $13.8 million as compared to $14.9 million in the same period in 2019. The decrease was primarily due to lower travel costs and other administration expenses, partially offset by an increase in payroll and professional expenses.
For the three months ended September 30, 2020, interest expense totaled $45.6 million as compared to $45.7 million in the same period in 2019. The decrease was primarily due to lower reference rates on floating rate debt.
For the three months ended September 30, 2020, depreciation expense totaled $71.5 million as compared to $65.8 million in the same period in 2019. The increase was primarily due to higher overall property, plant and equipment.
For the three months ended September 30, 2020, change in investments carried at fair value totaled a loss of $23.4 million as compared to a gain of $64.4 million in 2019. The Company records certain of its investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the Statement of Operations (see Note 6 in the unaudited interim consolidated financial statements).
For the three months ended September 30, 2020, pension and post-employment non-service costs totaled $2.4 million as compared to $5.0 million in 2019. The decrease in 2020 was primarily due to lower expected return on assets in 2019 as well as lower cost of interest and higher amortization of actuarial losses in 2020.
For the three months ended September 30, 2020, other net losses were $16.9 million as compared to $5.7 million in the same period in 2019. The net losses in 2020 were primarily due to management succession and retirement expenses, adjustments related to U.S Tax Reform, condemnation costs for Liberty Utilities (Apple Valley Ranchos Water) Corp., and costs related to the Granite Bridge Project (see Note 16 in the unaudited interim consolidated financial statements).
For the three months ended September 30, 2020, gain on derivative financial instruments totaled $0.3 million as compared to a gain of $15.4 million in the same period in 2019. The gains in 2020 were primarily due to the amortization of gains frozen in accumulated other comprehensive income ("AOCI") as a result of hedge dedesignation when the Company's functional currency was changed. The gain in 2019 was primarily related to the discontinuation of hedge accounting on energy derivatives as a result of the Sugar Creek Wind Project sale to AAGES (see Note 21(b)(iv) in the unaudited interim consolidated financial statements).
For the three months ended September 30, 2020, an income tax recovery of $19.7 million was recorded as compared to an income tax expense of $22.0 million during the same period in 2019. The decrease in income tax expense was primarily due to tax credits accrued and the favourable tax impact of income associated with the investment in Atlantica. The Company recognizes tax credits on a quarterly basis using an overall effective income tax rate anticipated for the full year which may differ significantly from recognizing tax credits as either wind energy is generated and sold or as solar assets are placed in service. Tax credits can significantly affect the Company's effective income tax rate depending on the amount of pretax income. For the three months ended September 30, 2020, the Company has accrued $15.0 million of tax credits. The tax credits that have been accrued are ITCs and PTCs associated with renewable energy projects that have either been placed in service or are expected to be placed in service by the end of 2020.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	28

2020 Year-to-Date Corporate and Other Expenses
During the nine months ended September 30, 2020, administrative expenses totaled $47.1 million as compared to $41.6 million in the same period in 2019. The increase primarily relates to increase in payroll, professional expenses, and additional costs incurred to administer APUC's operations as a result of the Company's growth.
For the nine months ended September 30, 2020, interest expense totaled $136.6 million as compared to $134.1 million in the same period in 2019. The increase was primarily due to the issuance of subordinated unsecured notes in May of 2019 and an increase in funds drawn on credit facilities and commercial paper issued, partially offset by lower reference rates on floating rate debt.
For the nine months ended September 30, 2020, depreciation expense totaled $226.1 million as compared to $206.6 million in the same period in 2019. The increase is primarily due to the timing of the Amherst Island Wind Facility consolidation and acquisitions of the New Brunswick Gas and St. Lawrence Gas Systems.
For the nine months ended September 30, 2020, change in investments carried at fair value totaled a gain of $95.7 million as compared to a gain of $180.0 million in the same period in 2019. The Company records certain of its investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the Statement of Operations (see Note 6 in the unaudited interim consolidated financial statements).
For the nine months ended September 30, 2020, pension and post-employment non-service costs totaled $9.3 million as compared to $10.0 million in the same period in 2019. The decrease in 2020 is primarily due to a lower expected return on assets in 2019 as well as lower cost of interest and higher amortization of net actuarial losses in 2020.
For the nine months ended September 30, 2020, other net losses were $44.8 million as compared to $14.1 million in the same period in 2019. The net losses in 2020 were primarily due to management succession and retirement expenses, adjustments related to U.S. Tax Reform, condemnation costs for Liberty Utilities (Apple Valley Ranchos Water) Corp., and costs related to the Granite Bridge Project (see Note 16 in the unaudited interim consolidated financial statements).
For the nine months ended September 30, 2020, the gain on derivative financial instruments totaled $1.7 million as compared to a gain of $15.6 million in the same period in 2019. The gains in 2020 were primarily due to the amortization of gains frozen in AOCI as a result of hedge dedesignation when the Company's functional currency was changed. The gain in 2019 was primarily related to the discontinuation of hedge accounting on energy derivatives as a result of the Sugar Creek Wind Project sale to AAGES (see Note 21(b)(iv) in the unaudited interim consolidated financial statements).
An income tax expense of $13.5 million was recorded in the nine months ended September 30, 2020, as compared to an income tax expense of $57.6 million during the same period in 2019. The decrease in income tax expense was primarily due to tax credits accrued, tax benefits associated with higher corporate and other expenses partially offset by a one-time income tax expense related to U.S. Tax Reform. The Company recognizes tax credits on a quarterly basis using an overall effective income tax rate anticipated for the full year which may differ significantly from recognizing tax credits as either wind energy is generated and sold or as solar assets are placed in service. Tax credits can significantly affect the Company's effective income tax rate depending on the amount of pretax income. For the nine months ended September 30, 2020, the Company has accrued $25.0 million of tax credits and is currently expecting approximately $40.0 million of tax credits for the twelve months ending December 31, 2020. The tax credits that have been accrued are ITCs and PTCs associated with renewable energy projects that have either been placed in service or are expected to be placed in service by the end of 2020. On April 8, 2020, the IRS issued final regulations with respect to rules regarding certain hybrid arrangements as a result of U.S. Tax Reform. As a result of the final regulations, the Company has recorded a one-time income tax expense of $9.3 million in the nine months ended September 30, 2020, to reverse the benefit of deductions taken in the prior year.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	29

Management Succession and Executive Retirements
The Company previously announced succession plans for the role of Chief Executive Officer ("CEO") and the pending retirements of the Chief Financial Officer ("CFO") and Vice Chair. In order to facilitate an orderly and planned transition, the Company entered into Retirement Agreements with Messrs. Robertson, Bronicheski, and Jarratt. Messrs. Robertson and Bronicheski retired on July 17, 2020 and September 18, 2020, respectively. Mr. Jarratt will retire at the end of November 2020. During the three and nine months ended September 30, 2020, the Company recorded compensation expense of approximately $3.2 and $10.1 million related to the retirements (see Note 10 (b) in the unaudited interim consolidated financial statements). The Company expects to record a further expense of approximately $0.7 million in the fourth quarter of 2020 related to the retirements. The Company views the retirement costs as non-recurring and not representative of the on-going operating performance of its business and accordingly these expenses have been excluded from the Company's calculation of Adjusted EBITDA and Adjusted Net Earnings (See Non-GAAP Financial Measures).
NON-GAAP FINANCIAL MEASURES
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three Months Ended September 30		Nine Months Ended September 30
(all dollar amounts in $ millions)	2020	2019	2020	2019
Net earnings attributable to shareholders	$55.9	$115.8	$278.3	$358.8
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV[1]	3.4	7.6	11.7	22.8
Income tax expense (recovery)	(19.7)	22.0	13.5	57.6
Interest expense	45.6	45.7	136.6	134.1
Other net losses[3]	16.9	5.7	44.8	14.1
Pension and post-employment non-service costs	2.4	5.0	9.3	10.0
Change in value of investments carried at fair value[2]	23.4	(64.4)	(95.7)	(180.0)
Gain on derivative financial instruments	(0.3)	(15.4)	(1.7)	(15.6)
Realized loss on energy derivative contracts	(0.3)	—	(1.0)	(0.2)
Loss (gain) on foreign exchange	(0.9)	(0.9)	(5.6)	0.1
Depreciation and amortization	71.5	65.8	226.1	206.6
Adjusted EBITDA	$197.9	$186.9	$616.3	$608.3

1	HLBV represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the three and nine months ended September 30, 2020 amounted to $11.8 million and $49.1 million as compared to $12.0 million and $49.0 million during the same period in 2019.
2	See Note 6 in the unaudited interim consolidated financial statements
3	See Note 16 in the unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	30

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three Months Ended September 30		Nine Months Ended September 30
(all dollar amounts in $ millions except per share information)	2020	2019	2020	2019
Net earnings attributable to shareholders	$55.9	$115.8	$278.3	$358.8
Add (deduct):
Loss (gain) on derivative financial instruments	(0.3)	0.5	(1.7)	0.2
Realized loss on energy derivative contracts	(0.3)	—	(1.0)	(0.2)
Other net losses[2]	16.9	5.9	44.8	14.2
Loss (gain) on foreign exchange	(0.9)	(0.9)	(5.6)	0.1
Change in value of investments carried at fair value[1]	23.4	(64.4)	(95.7)	(180.0)
Other non-recurring adjustments	—	—	1.0	—
Adjustment for taxes related to above[3]	(6.6)	12.3	18.8	24.6
Adjusted Net Earnings	$88.1	$69.2	$238.9	$217.7
Adjusted Net Earnings per share	$0.15	$0.14	$0.43	$0.43

1	See Note 6 in the unaudited interim consolidated financial statements
2	See Note 16 in the unaudited interim consolidated financial statements
3	Includes a one-time tax expense of $9.3 million to reverse the benefit of deductions taken in the prior year. See Note 15 in the unaudited interim consolidated financial statements.
For the three months ended September 30, 2020, Adjusted Net Earnings totaled $88.1 million as compared to Adjusted Net Earnings of $69.2 million for the same period in 2019, an increase of $18.9 million.
For the nine months ended September 30, 2020, Adjusted Net Earnings totaled $238.9 million as compared to Adjusted Net Earnings of $217.7 million for the same period in 2019, an increase of $21.2 million.
The COVID-19 pandemic and resulting business suspensions and shutdowns have changed consumption patterns of residential, commercial and industrial customers across all three modalities of utility services, including decreased consumption among certain commercial and industrial customers. As a result of the decreased demand, Adjusted Net Earnings were negatively impacted for both the three and nine months ended September 30, 2020, in the estimated amount of approximately $3.1 million and $10.4 million or approximately $0.01 and $0.02 on Adjusted Net Earnings per share3.
The Company originally anticipated the acquisition of Ascendant to close in January 2020. The impact of the delayed closing on Adjusted Net Earnings for the three and nine months ended September 30, 2020 is estimated to be approximately $11.0 million and $19.0 million or approximately $0.02 and $0.03 on Adjusted Net Earnings per share.
3 The impacts of COVID-19 were estimated by normalizing sales in both periods for changes in weather and attributing the remaining variances to COVID-19.

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Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with U.S GAAP.
The following table shows the reconciliation of funds from operations to Adjusted Funds from Operations exclusive of these items:

	Three Months Ended September 30		Nine Months Ended September 30
(all dollar amounts in $ millions)	2020	2019	2020	2019
Cash flows from operating activities	$121.4	$188.1	$331.2	$443.8
Add (deduct):
Changes in non-cash operating items	23.7	(70.8)	80.3	(30.5)
Production based cash contributions from non-controlling interests	—	—	3.4	3.6
Acquisition-related costs	2.9	2.8	6.1	5.2
Adjusted Funds from Operations	$148.0	$120.1	$421.0	$422.1
For the three months ended September 30, 2020, Adjusted Funds from Operations totaled $148.0 million as compared to Adjusted Funds from Operations of $120.1 million for the same period in 2019, an increase of $27.9 million.
For the nine months ended September 30, 2020, Adjusted Funds from Operations totaled $421.0 million as compared to Adjusted Funds from Operations of $422.1 million for the same period in 2019, a decrease of $1.1 million.
CORPORATE DEVELOPMENT ACTIVITIES
The Company undertakes development activities working with a global reach to identify, develop, and construct both regulated and non-regulated renewable power generating facilities, power transmission lines, water infrastructure assets, and other complementary infrastructure projects as well as to invest in local utility electric, natural gas and water distribution systems.
The Company has identified a development pipeline in excess of $9.2 billion consisting of over $6.7 billion of investments in its Regulated Services Group and approximately $2.5 billion of investments in its Renewable Energy Group through the end of 2024.
APUC pursues investment opportunities with an objective to maintain its business mix in approximately the same proportion as currently exists between its Regulated Services Group and Renewable Energy Group and within credit metrics expected to maintain its current credit ratings. The business mix target may from time to time require APUC to grow its Regulated Services Group or implement other strategies in order to pursue investment opportunities within its Renewable Energy Group.
See COVID-19 and Enterprise Risk Management in this MD&A for a description of certain of the impacts that COVID-19 has had, and may in the future have, on the Company’s development and construction projects.

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SUMMARY OF PROPERTY, PLANT, AND EQUIPMENT EXPENDITURES

	Three Months Ended September 30		Nine Months Ended September 30
(all dollar amounts in $ millions)	2020	2019	2020	2019
Regulated Services Group
Rate Base Maintenance	$51.2	$47.1	$156.1	$142.6
Rate Base Growth	143.2	81.9	295.4	188.4
Property, Plant & Equipment Acquired[1]	—	—	—	0.4
	$194.4	$129.0	$451.5	$331.4

Renewable Energy Group
Maintenance	$4.8	$16.4	$16.1	$24.8
Investment in Capital Projects[2]	103.5	168.5	229.7	472.9
International Investments	18.3	—	22.2	94.2
	$126.6	$184.9	$268.0	$591.9

Total Capital Expenditures	$321.0	$313.9	$719.5	$923.3

1	Property, Plant & Equipment acquired through acquisitions
2	Includes expenditures on Property Plant & Equipment, equity-method investees, and acquisitions of operating entities that may have been jointly developed by the Company with another third party developer.
2020 Third Quarter Property Plant and Equipment Expenditures
During the three months ended September 30, 2020, the Regulated Services Group incurred capital expenditures of $194.4 million as compared to $129.0 million during the same period in 2019. The Regulated Services Group's investment during the quarter was primarily related to the construction of transmission and distribution main replacements, work on new and existing substation assets, initiatives relating to the safety and reliability of the electric and gas systems.
During the three months ended September 30, 2020, the Renewable Energy Group incurred capital expenditures of $126.6 million as compared to $184.9 million during the same period in 2019. The Renewable Energy Group's investment during the quarter was primarily related to the Altavista, Great Bay II and Dimension Solar Projects, the Sugar Creek, Maverick Creek and Blue Hill Wind Projects, international solar project investments, and ongoing maintenance capital at existing operating sites.
2020 Year-to-Date Property Plant and Equipment Expenditures
During the nine months ended September 30, 2020, the Regulated Services Group invested $451.5 million in capital expenditures as compared to $331.4 million during the same period in 2019. The Regulated Services Group's investment was primarily related to the construction of transmission and distribution main replacements, the completion and start of work on new and existing substation assets, initiatives relating to the safety and reliability of the electric and gas systems, and additional investments in the Mid-West Wind Development Projects.
During the nine months ended September 30, 2020, the Renewable Energy Group incurred capital expenditures of $268.0 million as compared to $591.9 million during the same period in 2019. The Renewable Energy Group's investment was primarily related to the Altavista, Great Bay II and Dimension Solar Projects as well as the Sugar Creek, Maverick Creek and Blue Hill Wind Projects, international solar project investments, and ongoing maintenance capital at existing operating sites. During the nine months ended September 30, 2019, the Renewable Energy Group's investment was primarily related to acquiring the remaining 50% of the Amherst Island Wind Facility as well an additional investment into Atlantica.

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2020 Capital Investments
The following discussion should be read in conjunction with the Forward-Looking Statements and Forward-Looking Information section of this MD&A.
Over the course of the 2020 financial year, the Company expects to spend between $1.35 billion to $1.70 billion on capital investment opportunities. This range reflects the recently announced and closed acquisition of ESSAL and updates the Company's previous range of between $1.30 billion and $1.75 billion. Actual expenditures in 2020 may vary due to, among other things, the impacts of COVID-19 and related response measures, the timing of various project investments and the realized Canadian to U.S. dollar exchange rate.

Ranges of expected capital investment in the 2020 financial year are as follows:

(all dollar amounts in $ millions)
Regulated Services Group:
Rate Base Maintenance	$225.0	-	$250.0
Rate Base Growth	375.0	-	500.0
Rate Base Acquisitions[1]	600.0	-	650.0
Total Regulated Services Group:	$1,200.0	-	$1,400.0

Renewable Energy Group:
Maintenance	$25.0	-	$50.0
Investment in Capital Projects	100.0	-	200.0
International Investments	25.0	-	50.0
Total Renewable Energy Group:	$150.0	-	$300.0

Total 2020 Capital Investments	$1,350.0	-	$1,700.0

1	Includes international investments in utilities.
The Regulated Services Group expects to spend between $1,200.0 million to $1,400.0 million over the course of 2020 in an effort to expand operations, improve the reliability of the utility systems and broaden the technologies used to better serve its service areas. Project spending includes capital for structural improvements, specifically in relation to refurbishing substations, replacing poles and wires, drilling and equipping aquifers, main replacements, and reservoir pumping stations. The Regulated Services Group's acquisitions of Ascendant and ESSAL have also closed in 2020.
The Renewable Energy Group intends to spend between $150.0 million to $300.0 million over the course of 2020 to develop or further invest in capital projects, primarily in relation to: (i) development and construction (as applicable) of the Maverick Creek, Sugar Creek, Shady Oaks II and Blue Hill Wind Projects as well as the Altavista and Great Bay II Solar Projects, and (ii) additional international investments. Furthermore, the Renewable Energy Group plans to spend $25.0 million to $50.0 million on various operational solar, thermal, and wind assets to maintain safety, regulatory, and operational efficiencies.
The Company expects to fund its 2020 capital plan through a combination of retained cash, tax equity funding, senior notes, bank revolving and term credit facilities, and common equity.

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LIQUIDITY AND CAPITAL RESERVES
APUC has revolving credit and letter of credit facilities as well as separate credit facilities for the Regulated Services Group and the Renewable Energy Group to manage the liquidity and working capital requirements of each division (collectively the “Bank Credit Facilities”).
Bank Credit Facilities
The following table sets out the Bank Credit Facilities available to APUC and its operating groups as at September 30, 2020:

	As at September 30, 2020						As at Dec 31, 2019
(all dollar amounts in $ millions)	Corporate		Regulated Services Group	Renewable Energy Group		Total	Total
Credit facilities	$550.0	1	$500.0	$850.0	2	$1,900.0	$1,775.0
Non-revolving term facilities[3]	1,000.0		600.0	—		1,600.0	—
Funds drawn on facilities/ Commercial paper issued	—		—	—		—	(361.0)
Letters of credit issued	(19.0)		(48.3)	(289.8)		(357.1)	(216.8)
Liquidity available under the facilities	1,531.0		1,051.7	560.2		3,142.9	1,197.2
Undrawn Portion of Uncommitted Letter of Credit Facilities	(39.8)		—	(82.9)		(122.7)	(149.9)
Cash on hand						318.2	62.5
Total Liquidity and Capital Reserves	$1,491.2		$1,051.7	$477.3		$3,338.4	$1,109.8

[1] Includes a $50 million uncommitted standalone letter of credit facility.
[2] Includes a $350 million uncommitted standalone letter of credit facility.
[3] Subsequent to quarter-end on October 5, 2020, the outstanding delayed draw term facilities were replaced with two revolving credit facilities totaling $1.6 billion with maturities of December 31, 2021.

Corporate
As at September 30, 2020, the Company's $500 million senior unsecured credit facility with a syndicate of banks (the "Corporate Credit Facility") had no amounts drawn and had $8.8 million of outstanding letters of credit. The Company has also issued $10.2 million of letters of credit from its $50 million uncommitted bi-lateral letter of credit facility. The Corporate Credit Facility matures on July 12, 2024.
Given the uncertainty around the length and extent of public health measures to address the COVID-19 pandemic and uncertainty around the extent of the impact this could have on capital markets, the Company and its subsidiaries secured additional liquidity as an additional margin of safety intended to ensure the Company can continue to move forward with its 2020 and 2021 capital expenditure program and committed acquisitions independent of the state of the capital markets. The additional liquidity is in the form of (i) a $865.0 million delayed draw non-revolving term credit facility with a syndicate of banks entered into on April 9, 2020 and maturing on April 8, 2021; and (ii) a $135.0 million bilateral delayed draw non-revolving term facility entered into on April 13, 2020 and maturing on April 12, 2021 (collectively, the "Corporate Delayed Draw Facilities"). As at September 30, 2020, there were no amounts drawn on these facilities. The Regulated Services Group also entered into a $600.0 million delayed draw non-revolving term credit facility with a syndicate of banks that matures on April 9, 2021 (the "Regulated Services Delayed Draw Facility"). As at September 30, 2020, there was no amounts drawn on this facility.
Subsequent to quarter-end on October 5, 2020, the two Corporate Delayed Draw Facilities were replaced with a syndicated $1.0 billion revolving credit facility. On October 5, 2020, the Regulated Services Group also replaced the Regulated Services Delayed Draw Facility with a syndicated $600.0 million revolving credit facility. Both of these new revolving credit facilities mature on December 31, 2021.

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Regulated Services Group
As at September 30, 2020, the Regulated Services Group's $500.0 million senior unsecured syndicated revolving credit facility (the "Regulated Services Credit Facility") had no amounts drawn and had $48.3 million of outstanding letters of credit. The Regulated Services Credit Facility matures on February 23, 2023. As at September 30, 2020, there was no commercial paper issued and outstanding.
Renewable Energy Group
As at September 30, 2020, the Renewable Energy Group's bank lines consisted of a $500.0 million senior unsecured syndicated revolving credit facility (the "Renewable Energy Credit Facility") maturing on October 6, 2023 and a $350.0 million letter of credit facility ("Renewable Energy LC Facility") maturing on June 30, 2021. As at September 30, 2020, the Renewable Energy Credit Facility had no amounts drawn and had $22.6 million in outstanding letters of credit. As at September 30, 2020, the Renewable Energy LC Facility had $267.1 million in outstanding letters of credit.
Long Term Debt
On July 31, 2020, the Company repaid, upon its maturity, a $25.0 million unsecured note.
Issuance of Senior Notes
On September 23, 2020, Liberty Utilities Finance GP1, the financing affiliate for Liberty Utilities Co. ("LUCo"), completed its inaugural offering into the U.S. 144A market with the issuance of $600.0 million of green senior unsecured notes bearing interest at 2.050% and having a maturity date of September 15, 2030 (the "Notes"). The Notes were priced at an issue price of 99.740% of their face value. The Notes will rank equally with all of LUCo's existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of LUCo's future subordinated indebtedness. The Notes were assigned ratings from Standard & Poor's ("S&P") and Fitch of BBB and BBB+ respectively. The net proceeds from the offering will be used to finance or refinance wind energy projects and other eligible green investments
Credit Ratings
APUC has a long term consolidated corporate credit rating of BBB from S&P, a BBB rating from DBRS and a BBB issuer rating from Fitch.
LUCo, the parent company for the U.S. regulated utilities under the Regulated Services Group, has a corporate credit rating of BBB from S&P and a BBB issuer rating from Fitch. Debt issued by Liberty Utilities Finance GP1, a special purpose financing entity of LUCo, has a rating of BBB (high) from DBRS, BBB+ from Fitch and BBB from S&P. Empire has an issuer rating of BBB from S&P and a Baa1 rating from Moody's Investors Service, Inc.
Liberty Utilities (Canada) LP, the parent company for the Canadian regulated utilities under the Regulated Services Group has an issuer rating of BBB from DBRS.
Algonquin Power Co., the parent company for the U.S. and Canadian generating assets under the Renewable Energy Group has a BBB issuer rating from S&P, a BBB issuer rating from DBRS and a BBB issuer rating from Fitch.

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Contractual Obligations
Information concerning contractual obligations as of September 30, 2020 is shown below:

(all dollar amounts in $ millions)	Total	Due in less than 1 year	Due in 1 to 3 years	Due in 4 to 5 years	Due after 5 years
Principal repayments on debt obligations[1,2]	$3,988.2	$184.4	$439.9	$373.0	$2,990.9
Advances in aid of construction	62.3	1.2	—	—	61.1
Interest on long-term debt obligations[2]	1,863.7	180.7	325.9	259.1	1,098.0
Purchase obligations	381.9	381.9	—	—	—
Environmental obligations	59.1	18.5	17.6	1.2	21.8
Derivative financial instruments:
Cross currency and forward starting interest rate swaps	103.7	43.2	37.6	5.7	17.2
Energy derivative and commodity contracts	3.7	0.6	0.1	1.8	1.2
Purchased power	240.5	23.5	22.9	23.7	170.4
Gas delivery, service and supply agreements	386.0	73.4	108.1	81.2	123.3
Service agreements	493.0	49.8	90.5	94.7	258.0
Capital projects	570.5	570.5	—	—	—
Land easements	228.6	6.7	13.5	13.8	194.6
Other obligations	163.7	38.0	2.2	2.8	120.7
Total Obligations	$8,544.9	$1,572.4	$1,058.3	$857.0	$5,057.2

1	Exclusive of deferred financing costs, bond premium/discount, fair value adjustments at the time of issuance or acquisition.
2	The Company's subordinated unsecured notes have a maturity in 2078 and 2079, respectively. However, the Company currently anticipates repaying in 2023 and 2029 upon exercising its redemption right.
Equity
The common shares of APUC are publicly traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the trading symbol "AQN". As at November 11, 2020, APUC had 597,031,313 issued and outstanding common shares.
APUC may issue an unlimited number of common shares. The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of APUC upon liquidation, dissolution or winding up of APUC. All shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.
APUC is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board. As at September 30, 2020, APUC had outstanding:
•4,800,000 cumulative rate reset Series A preferred shares, yielding 5.162% annually for the five-year period ending on December 31, 2023;
•100 Series C preferred shares that were issued in exchange for 100 Class B limited partnership units by St. Leon Wind Energy LP; and
•4,000,000 cumulative rate reset Series D preferred shares, yielding 5.091% annually for the five year period ending on March 31, 2024.
On July 17, 2020, APUC closed the sale of approximately 57.5 million of its common shares at a price of C$17.10 per share to a syndicate of underwriters and an institutional investor for gross proceeds of approximately C$982.7 million. Approximately 37.0 million common shares, which included the exercise of an over-allotment option of approximately 4.8 million common shares were sold to a syndicate of underwriters for gross proceeds of approximately C$633 million. Approximately 20.5 million common shares were sold to an institutional investor for gross process of approximately C$350.0 million. The net proceeds were or will be used (as applicable) to partially finance APUC's previously announced renewable development growth projects and for general corporate purposes.
At-The-Market Equity Program
On May 15, 2020, APUC re-established its ATM program that allows the Company to issue up to $500 million of common shares from treasury to the public from time to time, at the Company's discretion, at the prevailing market price when

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issued on the TSX, the NYSE, or any other existing trading market for the common shares of the Company in Canada or the United States. During the nine months ended September 30, 2020, the Company issued 8,664,563 common shares under the ATM program at an average price of $13.92 per common share for gross proceeds of $120.6 million ($119.1 million net of commissions). Other related costs, primarily related to the re-establishment of the ATM program, were $1.2 million.
As at November 12, 2020, the Company has issued a cumulative total of 10,421,362 common shares under its ATM program at an average price of $13.69 per share for gross proceeds of approximately $142.7 million ($140.8 million net of commissions). Other related costs, primarily related to the establishment and re-establishment, as applicable, of the ATM program, were $3.3 million.
Dividend Reinvestment Plan
APUC has a shareholder dividend reinvestment plan (the “Reinvestment Plan”) for registered holders of common shares of APUC. As at September 30, 2020, 129,249,654 common shares representing approximately 22% of total common shares outstanding had been registered with the Reinvestment Plan. During the three months ended September 30, 2020, 1,621,126 common shares were issued under the Reinvestment Plan, and subsequent to quarter-end, on October 15, 2020, an additional 1,684,248 common shares were issued under the Reinvestment Plan.
SHARE-BASED COMPENSATION PLANS
For the nine months ended September 30, 2020, APUC recorded $18.2 million in total share-based compensation expense as compared to $7.3 million for the same period in 2019. The compensation expense is recorded as part of administrative expenses in the unaudited interim consolidated statement of operations, except for $10.1 million related to management succession and executive retirement expenses recorded in other net losses (see Note 16(b) in the unaudited interim consolidated financial statements). The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at September 30, 2020, total unrecognized compensation costs related to non-vested options and share unit awards were $1.0 million and $13.8 million, respectively, and are expected to be recognized over a period of 1.43 and 1.61 years, respectively.
Stock Option Plan
APUC has a stock option plan that permits the grant of share options to key officers, directors, employees and selected service providers. Except in certain circumstances, the term of an option shall not exceed ten (10) years from the date of the grant of the option.
APUC determines the fair value of options granted using the Black-Scholes option-pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as an expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. During the nine months ended September 30, 2020, the Company granted 999,962 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of C$16.78, the market price of the underlying common share at the date of grant. During the nine months ended September 30, 2020, executives of the Company exercised 2,386,275 stock options at a weighted average exercise price of C$12.52 in exchange for 748,786 common shares issued from treasury and 1,637,489 options were settled at their cash value as payment for the exercise price and tax withholdings related to the exercise of the options.
As at September 30, 2020, a total of 2,110,448 options were issued and outstanding under the stock option plan.
Performance Share Units
APUC issues performance share units (“PSUs”) and restricted share units ("RSUs") to certain employees as part of APUC’s long-term incentive program. During the nine months ended September 30, 2020, the Company granted (including dividends and performance adjustments) 1,257,019 PSUs and RSUs to employees of the Company. During the nine months ended September 30, 2020, the Company settled 825,859 PSUs, of which 441,342 PSUs were exchanged for common shares issued from treasury and 384,517 PSUs were settled at their cash value as payment for tax withholdings related to the settlement of the PSUs. Additionally, during the nine months ended September 30, 2020, a total of 29,729 PSUs were forfeited.
As at September 30, 2020, a combined total of 2,807,886 PSUs and RSUs were granted and outstanding under the PSU and RSU plans.

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Directors' Deferred Share Units
APUC has a Directors' Deferred Share Unit Plan. Under the plan, non-employee directors of APUC receive all or any portion of their annual compensation in deferred share units (“DSUs”) and may elect to receive any portion of their remaining compensation in DSUs. The DSUs provide for settlement in cash or shares at the election of APUC. As APUC does not expect to settle the DSUs in cash, these DSUs are accounted for as equity awards. During the nine months ended September 30, 2020, the Company issued 65,536 DSUs (including DSUs in lieu of dividends) to the directors of the Company.
As at September 30, 2020, a total of 525,954 DSUs had been granted under the DSU plan.
Bonus Deferral Restricted Share Units
The Company has a bonus deferral RSU program that is available to certain employees. The eligible employees have the option to receive a portion or all of their annual bonus payment in RSUs in lieu of cash. The RSUs provide for settlement in shares, and therefore these RSUs are accounted for as equity awards. During the nine months ended September 30, 2020, 126,825 RSUs were issued (including RSUs in lieu of dividends) to employees of the Company. During the nine months ended September 30, 2020, the Company settled 13,778 bonus RSUs, of which 6,401 were exchanged for common shares issued from treasury and 7,377 RSUs were settled at their cash value as payment for tax withholdings related to the settlement of the RSUs.
Employee Share Purchase Plan
APUC has an Employee Share Purchase Plan (the “ESPP”) which allows eligible employees to use a portion of their earnings to purchase common shares of APUC. The aggregate number of common shares reserved for issuance from treasury by APUC under this plan shall not exceed 4,000,000 shares. During the nine months ended September 30, 2020, the Company issued 225,225 common shares to employees under the ESPP.
As at September 30, 2020, a total of 1,511,014 shares had been issued under the ESPP.
RELATED PARTY TRANSACTIONS
Equity-method investments
The Company entered into a number of transactions with equity-method investees in 2020 and 2019 (see Note 6 in the unaudited interim consolidated financial statements).
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, the Company charged its equity-method investees $6.3 million and $15.7 million during the three and nine months ended September 30, 2020 as compared to $5.3 million and $18.2 million during the same period in 2019 (see Note 6(c) in the unaudited interim consolidated financial statements).
Redeemable non-controlling interest held by related party
Redeemable non-controlling interest held by related party represents a preference share in a consolidated subsidiary of the Company acquired by AAGES in 2018 for $305.0 million (see Note 13 in the unaudited interim consolidated financial statements). Redemption is not considered probable as at September 30, 2020. The Company incurred non-controlling interest attributable to AAGES of $2.8 million and $9.9 million during the three and nine months ended September 30, 2020 as compared to $7.0 million and $20.9 million during the same period in 2019 and recorded distributions of $2.7 million and $9.6 million during the three and nine months ended September 30, 2020 as compared to $3.8 million and $14.7 million during the same period in 2019. The subsidiary of Abengoa that holds the interest in AAGES is currently taking steps towards executing a restructuring plan which is subject to final creditor approval. In the event this restructuring is not successful, APUC would consolidate its interest in the preference share held by AAGES and the AAGES Secured Credit Facility.
Subsequent to quarter-end, effective October 21, 2020, the Company paid $1.5 million to Abengoa for a twelve month exclusive, transferable, and irrevocable option to purchase all of Abengoa's interests in AAGES (see Note 6(c) in the unaudited interim consolidated financial statements).
Non-controlling interest held by related party
Non-controlling interest held by related party represents interest in a consolidated subsidiary of the Company acquired by a subsidiary of Atlantica in May 2019. The Company recorded distributions of $2.2 million and $11.1 million during the three and nine months ended September 30, 2020 as compared to $2.7 million and $20.5 million during the same periods in 2019.

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Long Sault Hydro Facility
Effective December 31, 2013, APUC acquired the shares of Algonquin Power Corporation Inc. (“APC”) which was partially owned by Senior Executives. APC owns the partnership interest in the 18 MW Long Sault Hydro Facility. A final post-closing adjustment related to the transaction remains outstanding.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.
ENTERPRISE RISK MANAGEMENT
The Corporation is subject to a number of risks and uncertainties, certain of which are described below. A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, financial performance or business of the Corporation. The actual effect of any event on the Corporation’s business could be materially different from what is anticipated or described below. The description of risks below does not include all possible risks.
Led by the Chief Compliance and Risk Officer, the Corporation has an established enterprise risk management, or ("ERM"), framework. The Corporation’s ERM framework follows the guidance of ISO 31000 and the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") Enterprise Risk Management - Integrated Framework. The Corporation’s ERM framework is intended to systematically identify, assess, and mitigate the key strategic, operational, financial, and compliance risks that may impact the achievement of the Corporation’s current objectives, as well as those inherent to strategic alternatives available to the Corporation. The Corporation’s Board-approved ERM policy details the Corporation’s risk management processes, risk appetite, and risk governance structure.
As part of the risk management process, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by the Corporation’s internal ERM team. Key risks and associated mitigation strategies are reviewed by the executive-level Enterprise Risk Management Council and are presented to the Board’s Risk Committee periodically.
Risks are evaluated consistently across the Corporation using a standardized risk scoring matrix to assess impact and likelihood. Financial, strategic, reputational and safety implications are among those considered when determining the impact of a potential risk. Risk treatment priorities are established based upon these risk assessments and incorporated into the development of the Corporation’s strategic and business plans.
The risks discussed below are not intended as a complete list of all exposures that APUC, its subsidiaries and affiliates are encountering or may encounter. Please see the Company's most recent AIF and Annual MD&A available on SEDAR and EDGAR for a more detailed discussion of risk factors to which the company is subject. To the extent of any inconsistency, the risks discussed below are intended to provide an update on those that were previously disclosed.
Risks Related to COVID-19
The COVID-19 situation remains fluid and its full impact on the Company’s business, financial condition, cash flows and results of operations is not fully known at this time. In addition to the risks and impacts described elsewhere in this MD&A, the COVID-19 pandemic and efforts to contain the virus could result in:
•operating, supply chain and project development and construction delays, disruptions and cost overruns;
•delayed collection of accounts receivable and increased levels of bad debt expense;
•delayed placed-in-service dates for the Company's renewable energy projects, which may give rise to, among other things, lower than anticipated revenue, delay-related liabilities to contractual counterparties and increased amounts of interest payable to construction lenders;
•reduced availability of funding under construction loans and tax equity financing, which may require the Company to initially increase its funding and, if possible, directly realize the tax benefits;
•lower revenue from the Company’s utility operations, including as a result of decreased consumption by customers not covered by rate decoupling;
•negative impacts to the Company's existing and planned rate reviews, including non-recovery of certain costs incurred directly or indirectly as a result of the COVID-19 pandemic and delays in filing, processing and settlement of the reviews;
•introduction of new legislation, policies, rules or regulations that adversely impact the Company;
•labour shortages and shutdowns (including as a result of government regulation and prevention measures), reduced employee and/or contractor productivity, and loss of key personnel;

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•inability to implement the Company’s growth strategy, including sourcing new acquisitions and completing previously-announced acquisitions;
•inability to carry out the Company’s capital expenditure plans on previously anticipated timelines;
•lower earnings from unhedged power generation as a result of lower wholesale commodity prices in energy markets;
•losses or liabilities resulting from default, delays or non-performance by either the Company or its counterparties under the Company’s contracts, including joint venture agreements, supply agreements, construction agreements, services agreements and power purchase and other offtake agreements;
•lower revenue from the Company's power generation facilities as a result of system load reduction and related system directed curtailments;
•delay in the permitting process of certain development projects, affecting the timing of final investment decisions and start of construction dates;
•reduced ability of the Company and its employees to effectively respond to, or mitigate the effects of, another force majeure or other significant event;
•increased operating costs for emergency supplies, personal protective equipment, cleaning services, enabling technology and other specific needs in response to COVID-19, some of which may not be recovered through future rates;
•increased market volatility and lower pension plan returns which could adversely impact the valuation of the plan assets and future funding requirements for the Company's pension plans;
•deterioration in financial metrics and other factors that impact the Company’s credit ratings;
•inability to meet the requirements of the covenants in existing credit facilities;
•inability to access credit and capital markets on acceptable terms or at all, including to refinance maturing indebtedness;
•IT and operational technology system interruptions, loss of critical data and increased cybersecurity and privacy breaches due to “work from home” arrangements implemented by the Company;
•business disruptions and costs when "work from home" arrangements are reduced and a greater number of employees return to the office;
•losses to the Company caused by fluctuations and volatility in the trading price of Atlantica’s ordinary shares or reduction of the dividend paid to holders of Atlantica’s ordinary shares; and
•fluctuations and volatility in the trading price of the Company’s common shares and other securities, which could result in losses for the Company’s security holders.
The COVID-19 pandemic may also have the effect of heightening the other risks described under the heading Enterprise Risk Management in the Company's Annual MD&A, and under the heading Enterprise Risk Factors in the Company’s most recent AIF. The adverse impacts of COVID-19 on the Company can be expected to increase the longer the pandemic and the related response measures persist.
Risks Related to Changes in Laws and Regulations
The operations and activities of the Company, its subsidiaries and its business units are subject to the laws, regulations, orders and other requirements of a variety of federal, state, provincial and local governments, including regulatory commissions, environmental agencies and other regulatory bodies, which laws, regulations, orders and other requirements affect the operations and activities of, and costs incurred by, the Company. The Company is accordingly subject to risks associated with changing political conditions and changes in, modifications to, or reinterpretations of, existing laws, orders or regulations, and the imposition of new laws, orders or regulations (including, without limitation, the executive order issued by U.S. President Donald Trump on May 1, 2020 entitled “Securing the United States Bulk-Power System” and the proposed legislation presented by the Governor of the State of New York to the New York Legislature on November 4, 2020 entitled "An Act to Reform the Enforcement Oversight and Franchise Revocation Process for Public Utilities"), any of which could adversely affect the Company’s business, regulatory approvals, assets, results of operations and financial condition. If the Company or any of its subsidiaries or business units were found to be in violation of applicable laws, regulations, orders or other requirements, they could be subject to significant penalties or legal actions.

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Treasury Risk Management
Interest Rate Risk
The majority of debt outstanding in APUC and its subsidiaries is subject to a fixed rate of interest and as such is not subject to significant interest rate risk in the short to medium term time horizon.
Borrowings subject to variable interest rates can vary significantly from month to month, quarter to quarter and year to year. APUC does not actively manage interest rate risk on its variable interest rate borrowings due to the primarily short term and revolving nature of the amounts drawn.
Based on amounts outstanding as at September 30, 2020, the impact to interest expense from changes in interest rates are as follows:
•the Corporate Credit Facility is subject to a variable interest rate and had no amounts outstanding as at September 30, 2020. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;
•the Regulated Services Credit Facility is subject to a variable interest rate and had no amounts outstanding as at September 30, 2020. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;
•the Regulated Services Group's commercial paper program is subject to a variable interest rate and had no amounts outstanding as at September 30, 2020. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;
•the Regulated Services Group's delayed draw non-revolving term credit facility is subject to a variable interest rate and had no amounts outstanding as at September 30, 2020. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;
•the Renewable Energy Credit Facility is subject to a variable interest rate and had no amounts outstanding as at September 30, 2020. As a result, a 100 basis point change in the variable rate charged would not impact interest expense; and
•the corporate term facilities are subject to a variable interest rate and had no amounts outstanding as at September 30, 2020. As a result, a 100 basis point change in the variable rate charged would not impact interest expense.

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QUARTERLY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information for the eight quarters ended September 30, 2020:

(all dollar amounts in $ millions except per share information)	4th Quarter 2019	1st Quarter 2020	2nd Quarter 2020	3rd Quarter 2020
Revenue	$439.7	$464.9	$343.6	$376.1
Net earnings (loss) attributable to shareholders	172.1	(63.8)	286.2	55.9
Net earnings (loss) per share	0.34	(0.13)	0.54	0.09
Diluted net earnings (loss) per share	0.33	(0.13)	0.53	0.09
Adjusted Net Earnings[1]	103.6	103.3	47.4	88.1
Adjusted Net Earnings per share[1]	0.20	0.19	0.09	0.15
Adjusted EBITDA[1]	231.5	242.2	176.3	197.9
Total assets	10,911.5	10,900.6	11,188.0	11,739.9
Long term debt[2]	3,932.2	4,205.1	4,155.1	3,978.0
Dividend declared per common share	$0.14	$0.14	$0.16	$0.16

	4th Quarter 2018	1st Quarter 2019	2nd Quarter 2019	3rd Quarter 2019
Revenue	$421.9	$477.2	$343.6	$365.6
Net earnings attributable to shareholders	44.0	86.4	156.6	115.8
Net earnings per share	0.09	0.17	0.31	0.23
Diluted net earnings per share	0.09	0.17	0.31	0.23
Adjusted Net Earnings[1]	70.5	94.1	54.5	69.2
Adjusted Net Earnings per share[1]	0.14	0.19	0.11	0.14
Adjusted EBITDA[1]	198.9	231.5	190.0	186.9
Total assets	9,389.6	9,671.3	10,034.3	10,618.9
Long term debt[2]	3,337.3	3,651.9	3,782.3	4,276.6
Dividend declared per common share	$0.13	$0.13	$0.14	$0.14

1	See Non-GAAP Financial Measures
2	Includes current portion of long-term debt, long-term debt and convertible debentures.
The quarterly results are impacted by various factors including seasonal fluctuations and acquisitions of facilities as noted in this MD&A.
Quarterly revenues have fluctuated between $343.6 million and $477.2 million over the prior two year period. A number of factors impact quarterly results including acquisitions, seasonal fluctuations, and winter and summer rates built into the PPAs. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar relative to the U.S. dollar which can result in significant changes in reported revenue from Canadian operations.
Quarterly net earnings attributable to shareholders have fluctuated between a loss of $63.8 million and earnings of $286.2 million over the prior two year period. Earnings have been significantly impacted by non-cash factors such as deferred tax recovery and expense, impairment of intangibles, property, plant and equipment and mark-to-market gains and losses on financial instruments.
DISCLOSURE CONTROLS AND PROCEDURES
APUC's management carried out an evaluation as of September 30, 2020, under the supervision of and with the participation of APUC’s CEO and CFO, of the effectiveness of the design and operations of APUC’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15 (e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of September 30, 2020, APUC’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by APUC in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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MANAGEMENT REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting. Management, as at the end of the period covered by this interim filing, designed internal controls over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The control framework management used to design the issuer's internal control over financial reporting is that established in Internal Control - Integrated Framework (2013) issued by the COSO.
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
For the nine months ended September 30, 2020, there has been no change in the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.
INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS
Due to its inherent limitations, disclosure controls and procedures or internal control over financial reporting may not prevent or detect all misstatements based on error of fraud. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
CRITICAL ACCOUNTING ESTIMATES AND POLICIES
APUC prepared its unaudited interim consolidated financial statements in accordance with U.S. GAAP. The preparation of the unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management judgment relate to the scope of consolidated entities, useful lives and recoverability of depreciable assets, the measurement of deferred taxes and the recoverability of deferred tax assets, rate-regulation, unbilled revenue, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination. Actual results may differ from these estimates.
APUC’s significant accounting policies and new accounting standards are discussed in Notes 1 and 2 in the unaudited interim consolidated financial statements, respectively.

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